Heller Ehrman

January 8, 2007

PROCESSED

JAN 16 2007

THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
JAN - 9 2007
WASH. DC SECTION
213

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21441.0001



07020258

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

BEST AVAILABLE COPY

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to China Fishery Group Limited, dated January 4, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on January 5, 2007;

(2) The Company's announcement regarding further delay in despatch of circular regarding the major transaction, dated January 3, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on January 4, 2007;

(3) The Company's announcement regarding the acquisition of shares of a Peruvian Company of China Fishery Group Limited, dated December 27, 2006, published (in English language) in South China Morning Post and (in

dlw 1/11

Chinese language) in the Hong Kong Economic Times, both on December 28, 2006;

(4) The Company's announcement regarding the interim results for the six months ended September 30, 2006, dated December 21, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 22, 2006;

(5) The Company's announcement regarding the issuance of senior notes in the principal amount of US$225 million by CFG Investment S.A.C., dated December 20, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 21, 2006;

(6) The Company's announcement regarding the proposed issue of senior notes in the proposed principal amount of approximately US$200 million by CFG Investment S.A.C. and resumption of trading, dated December 1, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 4, 2006;

(7) The Company's announcement regarding further delay in despatch of circular regarding the major transaction and current status of the possible acquisition of the Peruvian Companies, dated November 15, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 16, 2006;

(8) The Company's announcement regarding the unaudited results for the second quarter and first half year ended September 30, 2006 of Pacific Andes (Holdings) Limited, dated November 13, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 14, 2006;

(9) The Company's announcement regarding the unaudited results for the third quarter and nine months ended September 30, 2006 of China Fishery Group Limited, dated November 13, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 14, 2006;

(10) The Company's announcement regarding adoption of share award plan, dated October 31, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on November 1, 2006;

(11) The Company's announcement regarding the current status of the possible acquisition of the Peruvian Companies, dated October 18, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on October 19, 2006;

(12) The Company's announcement regarding further delay in despatch of circular regarding the major transaction, dated September 29, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on October 3, 2006;

(13) The Company's announcement regarding the passed away of the Founder and Executive Chairman of the Company, dated September 18, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on September 19, 2006;

(14) The Company's announcement regarding the current status of the possible acquisition of the Peruvian Companies, dated September 8, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on September 11, 2006; and

(15) The Company's announcement regarding voting results at annual general meeting held on September 7, 2006, dated September 7, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on September 8, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

214411\0001\43sec.doc


JAN - 9 2007
WASH, D.C.
213

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

> This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Hong Kong Listing Rules.
>
> China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), published an announcement in Singapore after trading hours on 4 January 2007 in relation to a vessel operating agreement entered into between China Fisheries International Limited, jointly with Perun Limited and Alatir Limited as Joint Arrangers on 4 January 2007.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

The board of directors of Pacific Andes International Holdings Limited (the "**Company**") is pleased to announce that China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), published an announcement in Singapore after trading hours on 4 January 2007 in relation to a vessel operating agreement entered into between China Fisheries International Limited, jointly with Perun Limited and Alatir Limited as Joint Arrangers on 4 January 2007. The contents of the announcement is set out as follows:

CHINA FISHERY GROUP LIMITED

Vessel Operating Agreement

The Board of Directors (the "**Directors**") of China Fishery Group Limited ("**China Fishery**") wishes to announce that its wholly owned subsidiary, China Fisheries International Limited ("**CFIL**"), has entered into a third Vessel Operating Agreement ("**Third VOA**") jointly with two strategic partners, namely Perun Limited ("**Perun**") and Alatir Limited ("**Alatir**") (together the "**Joint Arrangers**") on 4 January 2007.

Perun and Alatir have been mandated by separate vessel owning companies ("**Vessel Owning Companies**") to arrange for the management and operation of three supertrawlers (the "**Supertrawlers**"). The Supertrawlers possess the necessary fishing quotas and licences that allow them to operate in the North Pacific Ocean.

The Third VOA has been entered into in view of the successful operation of the CFIL's existing vessel operating agreements in place with each of Perun and Alatir.

Under the terms of the Third VOA, CFIL is entitled to operate the Supertrawlers for an employment period of 18 years ("**Employment Period**") for each Supertrawler, commencing from the day a Supertrawler leaves port for its first voyage. If any of the Supertrawlers has already commenced a voyage at the date of the Third VOA, the Employment Period of that Supertrawler will be deemed to have commenced since the commencement of that voyage. CFIL is entitled to all proceeds from the sale of fish derived from the operation of the Supertrawlers during the Employment Period, and shall be responsible for all operating expenses incurred in the same period including but not limited to maintenance, wages of crew, insurance coverage and repair.

In consideration of the arranging services by the Joint Arrangers in respect of the Supertrawlers, the Joint Arrangers are entitled to receive a fixed fee of US$150,000,000 (approximately HK$1,170,000,000) ("**Fixed Fee**"). In addition, the Joint Arrangers will also be entitled to receive an annual variable fee equivalent to 20% of the operating profit (before deducting amortization of the Fixed Fee) attributable to CFIL derived from the employment of the Supertrawlers. These fees are inclusive of all tax, duties and levies arising out of the Third VOA.

Upon signing of the Third VOA, CFIL shall pay to the Joint Arrangers US$30,000,000 (approximately HK$234,000,000) within three business days as part payment of the Fixed Fee. The balance of the Fixed Fee shall be paid to the Joint Arrangers within six (6) months from the date of the Third VOA subject to the Joint Arrangers being granted: (a) management of the shares in the Vessel Owning Companies by their shareholders under an entrusted management agreement; and (b) a mortgage over the Supertrawlers by the Vessel Owning Companies.

The payment obligations of CFIL under the Third VOA will be financed through a combination of internal resources, as well as proceeds from the issuance of senior notes by the China Fishery's wholly owned indirect subsidiary CFG Investment S.A.C. (as announced by China Fishery on 1 December 2006 and 20 December 2006).

None of the Directors and so far as the Directors are aware, none of the controlling shareholders of China Fishery are interested in the transaction under the Third VOA.

The Directors are of the view that the terms of the Third VOA are fair and reasonable and that entry into the Third VOA is in the best interests of both China Fishery and its shareholders. Through the Third VOA, China Fishery expects to yield further operational efficiencies as its supertrawler fleet size is increased to 17, thereby increasing total gross tonnage from 59,000 tonnes to 75,629 tonnes, and China Fishery will also have access to fishing quota which enables China Fishery to harvest not less than 210,000 tonnes of fish in the North Pacific Ocean for 2007. For the year ended 31 December 2006, China Fishery harvested approximately 140,000 tonnes of fish from the same area.

The board of directors of the Company is also of the view that the terms of the Third VOA are fair and reasonable and that entering into the Third VOA by CFIL is in the best interest of the Company and its shareholders.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 4 January 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

公佈

本公佈乃根據香港上市規則第13.09條之披露規定作出。

本公司之新加坡上市附屬公司中漁集團有限公司(本公司間接擁有其已發行股本約84.26%)於二零零七年一月四日交易時間結束後刊發公佈，內容有關中漁國際有限公司與Perun Limited及Alatir Limited共同(作為聯席協辦人)於二零零七年一月四日訂立船舶經營協議。

本公佈乃根據香港聯合交易所有限公司證券上市規則(「香港上市規則」)第13.09條之披露規定作出。

太平洋恩利國際控股有限公司(「本公司」)董事會欣然宣佈，本公司之新加坡上市附屬公司中漁集團有限公司(本公司間接擁有其已發行股本約84.26%)於二零零七年一月四日交易時間結束後刊發公佈，內容有關中漁國際有限公司與Perun Limited及Alatir Limited共同(作為聯席協辦人)於二零零七年一月四日訂立船舶經營協議。該公佈內容載列如下：

中漁集團有限公司

船舶經營協議

中漁集團有限公司(「中漁」)董事會(「**董事**」)謹此宣佈，其全資附屬公司中漁國際有限公司(「中漁國際」)於二零零七年一月四日與兩名策略夥伴Perun Limited(「**Perun**」)及Alatir Limited(「**Alatir**」)(統稱「**聯席協辦人**」)共同訂立第三份船舶經營協議(「**第三份船舶經營協議**」)。

Perun及Alatir獲獨立船舶擁有公司(「**船舶擁有公司**」)委任，安排管理及經營三艘大型拖網漁船(「**大型拖網漁船**」)。大型拖網漁船擁有所需捕撈配額及許可證，容許其於北太平洋運作。

有見及中漁國際與Perun及Alatir各自訂立之現有船舶經營協議運作成功，因而訂立第三份船舶經營協議。

根據第三份船舶經營協議之條款，中漁國際有權自每艘大型拖網漁船首次離港遠航之日起計18年徵用期內(「**徵用期**」)經營相關漁船。倘任何大型拖網漁船於第三份船舶經營協議日期經已起航，該艘漁船之徵用期將被視作自起航日期起計算。中漁國際有權獲得徵用期內藉經營大型拖網漁船出售魚穫所得全部款項，並須承擔同期產生之一切經營開支，包括但不限於保養費、船員工資、保險及維修費。

聯席協辦人有權就為大型拖網漁船安排服務收取150,000,000美元(約1,170,000,000港元)定額費用(「**定額費用**」)。此外，聯席協辦人另有權收取可變更之年費，金額相當於中漁國際藉徵用大型拖網漁船應佔經營溢利(扣除定額費用攤銷前)之20%。上述各項費用包括第三份船舶經營協議所產生一切稅項、關稅及徵稅。

簽訂第三份船舶經營協議後，中漁國際須於三個營業日內向聯席協辦人支付30,000,000美元(約234,000,000港元)，以清償部分定額費用。定額費用餘款須於第三份船舶經營協議日期起計六(6)個月內向聯席協辦人支付，惟須視乎聯席協辦人是否：(a)獲船舶擁有公司股東授權根據信託管理協議管理該等公司之股份；及(b)獲船舶擁有公司就大型拖網漁船批授按揭而定。

中漁國際於第三份船舶經營協議項下之付款責任，將以內部資源，連同誠如中漁於二零零六年十二月一日及二零零六年十二月二十日所宣佈由旗下全資間接附屬公司CFG Investment S.A.C.發行優先票據所得款項撥付。

各董事及(據董事所知)中漁控股股東概無於第三份船舶經營協議項下交易擁有權益。

董事認為，第三份船舶經營協議之條款屬公平合理，而訂立第三份船舶經營協議同時符合中漁及其股東最佳利益。透過第三份船舶經營協議，中漁之大型拖網漁船隊伍規模將增至17艘，總噸數由59,000噸上升至75,629噸，料可進一步提升營運效率，另獲得捕撈配額，可於二零零七年在北太平洋捕撈不少於210,000噸魚穫。截至二零零六年十二月三十一日止年度，中漁於同區捕獲約140,000噸魚穫。

本公司董事會亦認為，第三份船舶經營協議之條款屬公平合理，而中漁國際訂立第三份船舶經營協議符合本公司及其股東最佳利益。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年一月四日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE MAJOR TRANSACTION

Reference is made to the Announcements regarding the Acquisition of the Peruvian Companies. The despatch of the Circular to the Shareholders regarding the Acquisition of the Peruvian Companies will be further postponed. It is currently expected that the Circular will be despatched on or before 31 March 2007.

Reference is made to the announcements of the Company dated 14 June 2006, 8 September 2006 and 18 October 2006, respectively, regarding the Acquisition of the Peruvian Companies (collectively referred to as the "**Announcements**") and the announcements of the Company dated 5 July 2006, 4 August 2006, 29 September 2006 and 15 November 2006, respectively, regarding the delay in despatch of the Circular. Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

Pursuant to Rule 14.38 of the Listing Rules, the Circular was required to have been despatched to the Shareholders by 5 July 2006, i.e. within 21 days after publication of the Company's announcement dated 14 June 2006. Applications were made to the Stock Exchange on 5 July 2006, 7 August 2006, 29 September 2006 and 14 November 2006, respectively, for extensions of time for the despatch of the Circular. Pursuant to the application made on 14 November 2006, the Company has applied for a further extension of time for the despatch of the Circular to on or before 29 December 2006.

The Board wishes to announce that the Company's reporting accountants have to date been unable to finalise the accountant's report of the Peruvian Companies (the "**Peruvian Accounts**") for the 3 years ended 31 December 2005 and the six months ended 30 June 2006 and the pro forma financial information of the Enlarged Group. Since mid-November 2006, the accounting and finance personnel of the Peruvian Companies and the working team of Deloitte in Peru, had been heavily involved in the preparation of financial information contained in an offering memorandum in relation to the bond issue exercise carried out by the Purchaser. In the course of such preparation, certain discrepancies were identified in the financial information of the Peruvian Companies reported on by different accountants. Owing to such circumstances, the Company with the assistance of the working team of Deloitte in Peru have worked together to re-perform the consolidation for 2003 and 2004 from mid-November to early December 2006. Substantial manpower had been drawn over two weeks to complete the reconciliation. As such, the progress in finalising the Peruvian Accounts has been significantly delayed and the Company was unable to despatch the Circular on or before 29 December 2006.

Further, the Company could only gain access to the full set of books and records of the Peruvian Companies for the years of 2003, 2004 and 2005 in early November 2006. Additional time was required by the Company and Deloitte to clarify certain calculations with the former management and auditors of the Peruvian Companies for Deloitte to compile the financial information in relation to a variety of transactions, including merger and acquisition transactions. Such matter was not within the original expectation of both the Company and Deloitte.

The Company has used its best endeavours to try to meet the deadline for the despatch of the Circular (i.e. 29 December 2006) and, given the reasons stated above, the Company considers that the further delay is a result of factors which are beyond the control of the Company and which were not reasonably foreseeable by the Company at the time when the previous request for time extension was made on 14 November 2006.

Pursuant to Rule 14.67(4)(a)(i) of the Listing Rules, the Peruvian Accounts shall relate to a financial period ended 6 months or less before the Circular is issued. As the Company is unable to issue the Circular on or before 31 December 2006, the Peruvian Accounts will have to be made up to a more recent date. In order to provide the Shareholders with the most up-to-date financial information, the Company proposes to make the Peruvian Accounts up to 31 December 2006 for compliance with Rule 14.67(4)(a)(i) of the Listing Rules. As such, additional time would be required by the Company to finalise the Circular. The Company has applied to the Stock Exchange for a further extension of time for the despatch of the Circular. Based on the time estimate provided by the Company and Deloitte, it is expected that the Circular will be dispatched to the Shareholders on or before 31 March 2007.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 3 January 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

進一步延遲寄發有關主要交易之通函

茲提述有關收購秘魯公司之該等公佈。有關收購秘魯公司之通函將進一步延遲寄交股東。現時預期通函將於二零零七年三月三十一日或之前寄發。

茲提述本公司日期為二零零六年六月十四日、二零零六年九月八日及二零零六年十月十八日分別有關收購秘魯公司之公佈（下文統稱「該等公佈」）以及本公司日期為二零零六年七月五日、二零零六年八月四日、二零零六年九月二十九日及二零零六年十一月十五日分別有關延遲寄發通函之公佈。本公佈所用詞彙與該等公佈所界定或採用者具有相同涵義。

根據上市規則第14.38條，通函須於二零零六年七月五日前（即本公司於二零零六年六月十四日刊發公佈後21日內）寄發予股東。本公司已分別於二零零六年七月五日、二零零六年八月七日、二零零六年九月二十九日及二零零六年十一月十四日向聯交所申請延遲寄發通函之時間。根據於二零零六年十一月十四日作出之申請，本公司已申請再次延遲寄發通函之時間至二零零六年十二月二十九日或之前。

董事會謹此宣佈本公司之申報會計師至今未能落實秘魯公司截至二零零五年十二月三十一日止三個年度及截至二零零六年六月三十日止六個月之會計師報告（「秘魯公司賬目」），以及經擴大集團之備考財務資料。自二零零六年十一月中，秘魯公司之會計及財務人員及德勤於秘魯之工作團隊一直在編製載於收購建議備忘錄（有關買方進行債券發行者）之財務資料一事上，參與大量工作。在上述編製財務資料之過程中，不同會計師所呈報之秘魯公司財務資料出現若干差異。有鑑於此，本公司在德勤於秘魯之工作團隊協助下，由二零零六年十一月中至十二月初共同重新綜合計算二零零三年及二零零四年之財務資料，故需要動用龐大人力花超過兩個星期完成對賬工作。因此，落實秘魯公司賬目的進度大受阻延，而本公司亦未能於二零零六年十二月二十九日或之前刊發通函。

此外，本公司僅於二零零六年十一月初取得秘魯公司於二零零三年度、二零零四年度及二零零五年度之全盤賬目及記錄。因此，本公司及德勤需要額外時間與秘魯公司前管理層及核數師核實有關之若干賬目，使德勤能編製有關不同交易（包括收購合併交易）之財務資料。有關事宜實屬本公司及德勤意料之外。

本公司已竭盡全力嘗試於限期（即二零零六年十二月二十九日）前寄發通函。鑑於上述原因，本公司認為再延遲寄發通函之原因，乃非本公司控制範圍之內，而之前在二零零六年十一月十四日提出延期申請時，有關情況亦非本公司所能合理預期者。

根據上市規則第14.67(4)(a)(i)條，秘魯公司賬目必須涵蓋截至通函刊發前六個月或以內之財政期間。由於本公司未能於二零零六年十二月三十一日或之前刊發通函，秘魯公司賬目之結算日須為較接近的日子。為向股東提供最新財務資料，本公司建議編製截至二零零六年十二月三十一日止的秘魯公司賬目，以符合上市規則第14.67(4)(a)(i)條之規定。因此，本公司需要更多時間落實通函。本公司已向聯交所申請再延長寄發通函的時間。根據本公司及德勤所估計之時間，預期通函將於二零零七年三月三十一日或之前寄發予股東。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年一月三日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*


RECEIVED
JAN - 9 2007

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Hong Kong Listing Rules.

China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), published an announcement in Singapore after trading hours on 27 December 2006 in relation to an acquisition of a Peruvian company by CFG Investment S.A.C. which is an indirect wholly-owned subsidiary of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

The board of directors of Pacific Andes International Holdings Limited (the "**Company**") is pleased to announce that China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), published an announcement in Singapore after trading hours on 27 December 2006 in relation to an acquisition of a Peruvian company by CFG Investment S.A.C. which is an indirect wholly-owned subsidiary of the Company. The contents of the announcement are set out as follows:

CHINA FISHERY GROUP LIMITED

Acquisition of shares of a Peruvian Company

The board of directors of China Fishery Group Limited ("**China Fishery**") wishes to announce that CFG Investment S.A.C. (the "**Purchaser**"), an indirect wholly-owned subsidiary of China Fishery has on 22 December 2006 (Peruvian time) entered into a sale and purchase agreement ("**Agreement**") with individual shareholders ("**Sellers**") of a Peruvian company, Pesquera Isla Blanca S.A. ("**Corporation**") for the purchase of the entire issued share capital of the Corporation (the "**Sale Shares**") (the "**Purchase**").

1. **The Corporation**

1.1 The Corporation is a stock corporation duly organized and existing under the laws and regulations of the Republic of Peru and it owns *inter alia* the following assets:

(a) a block of 500 shares representing 100% of the capital stock of Skatfeld Overseas Inc. ("**Skatfeld**"), a stock corporation duly organized and existing under the laws and regulations of the Republic of Panama; and

(b) a block of 202,577 voting common shares representing 24.44% of the capital stock of Negociacion Pesquera Continental S.A. ("**Nepeco**").

1.2 The single asset owned by Skatfeld is a block of 626,436 voting common shares representing 75.56% of the capital stock of Nepeco.

1.3 The principal business of the Corporation and its subsidiaries, Skatfeld and Nepeco (collectively the "**Acquired Group**") is the extraction and commercialization of hydrobiological resources like fishing. The Corporation owns a fishing vessel, Don Nico 1; while Nepeco is the owner of the fishing vessel Huallaga Cinco (collectively the "**Fishing Vessels**"). The Corporation and Nepeco are the holders of fishing permits which allow them to fish in the Peruvian Exclusive Economic Zone.

2. **Consideration and Payment**

2.1 The consideration for the acquisition of the Sale Shares is US$4.4 million (approximately HK$34.3 million) ("**Consideration**") and was arrived at pursuant to negotiations between the parties on a willing buyer willing seller and arm's length basis. Upon the signing of the Agreement, and simultaneously with the transfer of the Sale Shares to the Purchaser, part of the Consideration amounting to approximately US$2.1 million (approximately HK$16.4 million) was paid to the Sellers. The remainder of the Consideration will be placed in escrow and released for/upon the settlement and resolution of certain liabilities and contingencies in respect of the Corporation and its subsidiaries in accordance with the Agreement.

2.2 The Purchaser commissioned a valuation of the fishing vessels and fishing permits. The valuation dated 4 December 2006 was done on an open market basis and indicated the value of the fishing vessels and fishing permits as approximately US$4.3 million (approximately HK$33.5 million) ("**Valuation**"). The net asset value of the Acquired Group as at 4 December 2006 is approximately US$2.5 million (approximately HK$19.5 million), taking into account the Valuation and the liabilities of the Acquired Group.

2.3 Factors taken into account in arriving at the Consideration included the satisfactory results of due diligence review of the Corporation and its assets and the fact that the Purchase will complement the existing businesses and development plans of China Fishery and its subsidiaries.

2.4 None of the relative figures computed on the applicable bases set out in Rule 1006 of the Singapore Exchange Securities Trading Limited's Listing Manual amount to 5% or more.

3. **Source of Funds**

The Purchase is funded from both internal resources and external financing.

4. **Directors' and Controlling Shareholders' Interests**

As far as the directors are aware, none of the directors or controlling shareholders of China Fishery, has any interest, direct or indirect (other than through their shareholdings in China Fishery), in the aforesaid transaction.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 27 December 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

公佈

> 本公佈乃根據香港上市規則第13.09(2)條之披露規定刊發。
>
> 本公司間接擁有已發行股本約84.26%權益之新加坡上市附屬公司中漁集團有限公司，於二零零六年十二月二十七日交易時間結束後在新加坡刊發公佈，內容有關本公司間接全資附屬公司CFG Investment S.A.C.收購一家秘魯公司。

本公佈乃根據香港聯合交易所有限公司證券上市規則(「**香港上市規則**」)第13.09(2)條之披露規定刊發。

太平洋恩利國際控股有限公司(「**本公司**」)董事會欣然公佈，本公司間接擁有已發行股本約84.26%權益之新加坡上市附屬公司中漁集團有限公司，於二零零六年十二月二十七日交易時間結束後在新加坡刊發公佈，內容有關本公司間接全資附屬公司CFG Investment S.A.C.收購一家秘魯公司。該公佈內容載列如下：

中漁集團有限公司

收購一家秘魯公司股份

中漁集團有限公司(「**中漁**」)董事會謹此公佈，中漁間接全資附屬公司CFG Investment S.A.C.(「**買方**」)，於秘魯時間二零零六年十二月二十二日與一家秘魯公司Pesquera Isla Blanca S.A.(「**該公司**」)多名個別股東(「**賣方**」)訂立買賣協議(「**該協議**」)，購買該公司全部已發行股本(「**銷售股份**」)(「**該項購買**」)。

1. **該公司**

1.1 該公司為根據秘魯共和國法例及規例正式組織及存在之股份公司，其擁有*(其中包括)*以下資產：

(a) 一批相當於Skatfeld Overseas Inc.(「**Skatfeld**」)股本100%之500股股份，Skatfeld為根據巴拿馬共和國法例及規例正式組織及存在之股份公司；及

(b) 一批相當於Negociacion Pesquera Continental S.A.(「**Nepeco**」)股本24.44%之202,577股具投票權普通股。

1.2 Skatfeld擁有之單一資產為一批相當於Nepeco股本75.56%之626,436股具投票權普通股。

1.3 該公司及其附屬公司－Skatfeld及Nepeco(統稱「**所收購集團**」)之主要業務為提取海洋生物資源及進行商業化發展，如捕撈。該公司擁有一艘漁船Don Nico 1；而Nepeco乃漁船Huallaga Cinco(統稱「**漁船**」)之船主。該公司及Nepeco均持有捕撈許可證，容許漁船在秘魯專屬經濟區(Peruvian Exclusive Economic Zone)捕撈。

2. **代價及付款**

2.1 收購銷售股份之代價為4,400,000美元(約34,300,000港元)(「**代價**」)，乃經自願買方及自願賣方公平磋商後釐定。於簽署該協議並同時轉讓銷售股份予買方後，部分代價約2,100,000美元(約16,400,000港元)已向賣方支付。代價餘款將按照該協議存置於托管商，並待有關該公司及其附屬公司若干負債及或然項目清償及解決後解除。

2.2 買方代辦漁船估值及捕撈許可證。日期為二零零六年十二月四日之估值乃按公平市值基準進行，漁船及捕撈許可證價值約4,300,000美元(約33,500,000港元)(「**估值**」)。所收購集團於二零零六年十二月四日之資產淨值約2,500,000美元(約19,500,000港元)，已計入估值及所收購集團之負債在內。

2.3 釐定代價時曾考慮之因素包括，對該公司及其資產之盡職審查結果令人滿意以及該項購買將有助促進中漁及其附屬公司現有業務及發展計劃。

2.4 按照新加坡證券交易所有限公司上市手冊(Listing Manual)第1006條所載適用基準計算之有關數字概無達5%或以上。

3. **資金來源**

該項購買自內部資源及外界融資撥付。

4. **董事及控股股東權益**

據董事所知，董事或中漁控股股東概無於上述交易中直接或間接擁有任何權益，惟透過彼等於中漁之股權擁有之權益則除外。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年十二月二十七日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及蔡文俊先生。

* *僅供識別*



SEC MAIL
PROCESSING
RECEIVED
JAN - 9 2007
213
WASH, D.C.
SECTION



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

FINANCIAL HIGHLIGHTS

	2006	2005	Change
Turnover *(HK$m)*	3,789.8	2,487.5	+52.4%
Profit for the period *(HK$m)*	370.8	130.3	+184.6%
Profit attributable to shareholders *(HK$m)*	176.1	71.2	+147.5%
Earnings per share, basic *(HK cents)*	16.0	7.1	+125.4%

UNAUDITED INTERIM RESULTS

The Board of Directors (the "Directors") of Pacific Andes International Holdings Limited ("Pacific Andes" or the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries ("Pacific Andes Group" or the "Group") for the six months ended 30 September 2006 together with the unaudited comparative figures for the corresponding period in 2005 as follows:

MANAGEMENT DISCUSSION AND ANALYSIS

Results

In a business that spans the entire industry value chain to include upstream fishing, supply chain management, processing and distribution activities, the Pacific Andes Group has enjoyed healthy growth across all segments of its business portfolio in the period under review, taking strong advantage of the steadily increasing demand for fish and fish products globally that is being clearly reflected in statistics from the Food and Agricultural Organization of the United Nations.

For the six months ended 30 September 2006, the Group posted a 52.4% increase in turnover to HK$3,789.8 million. Profit after tax surged 184.6% to HK$370.8 million, while net profit attributable to equity holders of the Company soared 147.5% to HK$176.1 million. Earnings per share grew 125.4% to HK16.0 cents.

Dividend

In line with past practice, the Board of Directors has not declared any interim dividend for the six months ended 30 September 2006.

BUSINESS REVIEW AND PROSPECTS

Business Review

Fishing

With the signing of the fishing division's second Vessel Operating Agreement in February 2006, the Group doubled its fishing and onboard processing capabilities in the Pacific Ocean waters. As at the end of the reporting period, the Group operated and managed a total of 44 fishing vessels, including purse seiners, trawlers and supertrawlers. The significant increase in capacities has resulted in a 289.0% surge in revenue from fishing operations to HK$565.5 million, against last year's HK$145.4 million. This division accounted for 14.9% of total Group revenue in the six-month period.

Frozen Fish SCM Division

Underpinned by strong demand for ocean-harvested fish, especially in the People's Republic of China (the "PRC"), the Group's frozen fish supply chain management ("SCM") division recorded a 30.4% growth in sales to HK$1,682.7 million, accounting for 44.4% of the Group's total sales during the period under review.

Processing and Distribution

As increasing affluence worldwide drives global demand for processed seafood such as fish fillets and various other value-added products, the Group has seen revenue from this business segment grow 47.3% to HK$1,533.5 million, thereby accounting for 40.5% of the Group's total sales.

Financial Review

Results Analysis

For the six months ended 30 September 2006, the Group's turnover grew 52.4% to HK$3,789.8 million. The increase can primarily be attributed to growth across the Group's business portfolio, which spans the entire industry value chain to include upstream fishing, supply chain management, processing and distribution activities. Consequentially, EBITDA (earnings before interest, tax, depreciation and amortisation) during the review period increased by 135.5% from HK$247.5 million to HK$582.8 million, and net profit attributable to equity holders of the Company for the period increased 147.5% from HK$71.2 million to HK$176.1 million.

The Group's gross profit margin during the period review rose from 15.6% to 16.1% as a result of improvement in contribution from its fishing division, as well as higher operational efficiencies across the board. Accordingly, excluding the non-cash expenses of asset depreciation and amortisation, EBITDA margin improved from 10.0% to 15.4%. Earnings per share increased by 125.4% from HK7.1 cents to

A MESSAGE OF CONDOLENCE

Mr. Ng Swee Hong, Founder and Executive Chairman of the Group, passed away on 16 September 2006. In his time, Mr. Ng had created an enterprising culture and laid a solid foundation upon which the Group grows. An outstanding leader, his work ethic, spirit and vision will continue to be the charting force behind the Group's development ahead.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities of the Company during the period.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions (the "Model Code").

Specific enquiry has been made of all the directors of the Company who have confirmed their compliance with the required standards set out in the Model Code during the six months ended 30 September 2006.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements for the six months ended 30 September 2006.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports".

The members of the Audit Committee are Mr. Lew V. Robert (chairman), Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied throughout the six months ended 30 September 2006 with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules, except for the following deviations:

CG Code Provision A.2 provides the role of the Chairman with respect to the management of the Board. The late Mr Ng Swee Hong, Founder of the Company, was Chairman of the Board until he passed away on 16 September 2006. The Company has yet to formally appoint an individual and the function of Chairman is provisionally assumed by Executive Director Madam Teh Hong Eng. The Board will review the effectiveness of this arrangement at an appropriate time.

CG Code Provision A.4.1 provides that non-executive directors should be appointed for a specific term, subject to re-election. The independent non-executive directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the provisions of the Company's bye-laws. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE

A detailed announcement of interim results of the Group for the six months ended 30 September 2006 containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules, will be published on the website of the Stock Exchange in due course.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2006

	Notes	Six months ended 30.9.2006 HK$'000 (unaudited)	30.9.2005 HK$'000 (unaudited)
Turnover	3	3,789,776	2,487,486
Cost of sales		(3,178,717)	(2,100,611)
Gross profit		611,059	386,875
Other income		43,878	10,086
Selling and distribution expenses		(46,190)	(55,519)
Administrative expenses		(114,966)	(120,510)

Notes:

1. **BASIC OF PREPARATION**

   The unaudited condensed consolidated financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Accounting Standards ("HKAS") 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **PRINCIPAL ACCOUNTING POLICIES**

   The unaudited condensed financial statements have been prepared on the historical cost basis except for certain properties and financial instruments which are measured at fair values or revalued amounts, as appropriate.

   The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2006 except as described below.

   In the current period, the Group has adopted, for the first time, a number of new standards, amendments and interpretations (herein after collectively referred to as the "new HKFRSs") issued by the HKICPA, which are effective for accounting periods beginning either on or after 1 December 2005, 1 January 2006 and 1 March 2006.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plan and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-INT 4	Determining Whether an Arrangement Contains a Lease
HK(IFRIC)-INT 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-INT 6	Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment
HK(IFRIC)-INT 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies

   The adoption of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

   The Group has not early applied the following news standards or interpretations that have been issued but are not yet effective. The Group is still not in the position to reasonably estimate the impact that may arise from the application of these standards or interpretations.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC)-INT 8	Scope of HKFRS 2[2]
HK(IFRIC)-INT 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC)-INT 10	Interim Financial Reporting and Impairment[4]

   [1] Effective for annual periods beginning on or after 1 January 2007
   [2] Effective for annual periods beginning on or after 1 May 2006
   [3] Effective for annual periods beginning on or after 1 June 2006
   [4] Effective for annual periods beginning on or after 1 November 2006

3. **TURNOVER AND SEGMENT INFORMATION**

   The turnover and segment results of the Group for the six months ended 30 September 2006 and 2005 analysed by principal activity and geographical market by sales are as follows:

   Business segments

   For management purposes, the Group is currently organised into four operating divisions - frozen fish SCM, fillets and portions, fishing and others.

   For the six months ended 30 September 2006

	Frozen fish SCM HK$'000 (unaudited)	Fillets and portions HK$'000 (unaudited)	Fishing HK$'000 (unaudited)	Others HK$'000 (unaudited)	Consolidated HK$'000 (unaudited)
TURNOVER					
External Sales	1,682,714	1,533,533	565,515	8,010	3,789,776
RESULT					
Segment results	123,597	153,854	205,400	(422)	481,539
Unallocated corporate income					31,818
Unallocated corporate expenses					(19,576)
Finance costs					(111,920)
Share of results of associates	832	170	-	-	1,002
Profit before taxation					382,863
Taxation					(12,014)
Profit for the period					370,849

   There are no inter-segment sales between different segments for the six months ended 30 September 2006.

   For the six months ended 30 September 2005

	Frozen fish SCM HK$'000 (unaudited)	Fillets and portions HK$'000 (unaudited)	Fishing HK$'000 (unaudited)	Others HK$'000 (unaudited)	Elimination HK$'000 (unaudited)	Consolidated HK$'000 (unaudited)

HK16.0 cents.

Selling and distribution expenses as a proportion of turnover was 3.2% for the period under review, an improvement against last year's 2.2%.

By geographical market, the Group's biggest revenue contributor – the PRC – witnessed sustained robust demand and generated earnings of HK$1,878.0 million, a 49.4% increase against the same period last year. The amount made up 49.6% of Group total turnover (2005: 50.5%). Apart from absolute increases in turnover from each geographical market, the Group has also achieved greater diversification and hence optimization of its revenue mix. During the first half of this financial year, higher sales of fillet products to Western Europe has seen turnover from this market rise 46.9% to HK$791.6 million, accounting for 20.9% of Group's turnover (2005: 21.7%), while sales to North America increased 67.5% to HK$703.0 million, which accounted for 18.5% of the total turnover (2005: 16.9%). With more sales of higher-value fish products by the Group's fishing division, revenue from Japan and Korea amounted to HK$328.1 million in total, representing a blended increase of 84.6%, and accounted for 8.7% of the Group's total turnover for the review period.

Liquidity and Financial Resources

The Group maintained a healthy financial position. As at 30 September 2006, net current assets amounted to HK$1,903.0 million, up 43.0% from HK$1,330.6 million as at 31 March 2006. The Group's cash on hand amounted to HK$395.8 million.

Towards the end of the review period, the Group signed an agreement with 20 international and local banks for a US$160 million (approximately HK$1,250 million) syndicated loan. The proceeds from the syndicated loan are to be used in part to finance construction of the Group's new processing plant in Hongdao, Qingdao city. Funds will also be used to refinance and convert part of the Group's short term borrowings into long term borrowing, which is part of our strategy to optimise the Group's capital structure. The loan will cut interest expense by about HK$15 million per annum for the coming years.

In line with historical seasonalities, short-term loans undertaken for working capital purposes decreased at the end the period. Total borrowings of the Group as at 30 September 2006 amounted to HK$2,393.4 million, compared to HK$3,511.0 million as at 31 March 2006. Gearing ratio, being total debts to total assets, improved to 39% as at 30 September 2006 from 54% as at 31 March 2006. As the short term borrowings were refinanced in August, the Group's net interest expenses amounted to HK$111.9 million for the reporting period, versus HK$74.9 million in the corresponding period last year.

The Group's major borrowings are in US Dollars and carry LIBOR plus rates. As the Group's revenue is mainly denominated in US Dollars and major payments are made in US Dollars, it faces relatively low currency risks.

Prospects

Looking forward, as increasingly affluent consumers gain greater awareness of the nutritional benefits of a fish-rich diet, the Group expects to see strong growth in global demand for fish products. At the same time, with continued development expected of the PRC economy, the Group anticipates robust growth ahead for its largest market. As evidenced by its performance in recent years, the Group is benefiting from the synergies created by integrating upstream fishing activities into its production chain.

The growth enjoyed across each segment of Pacific Andes' business portfolio has also seen the Group progressively derive cost savings through improved operational efficiencies and economies of scale. The management is confident that the Group is now uniquely positioned to capture opportunities arising within the industry.

In the year ahead, the Group's development will be underpinned by two major thrusts:

1) Major Acquisition and Senior Notes Issue by Fishing Division

In October 2006, the Group's fishing division completed its acquisition of the entire share capital of Alexandra S.A.C. ("Alexandra"), one of Peru's top fishmeal processing companies. Alexandra has 13 vessels licensed to harvest the Anchovy and Sardines species, and four fishmeal processing plants with a combined raw material processing capacity of 381 metric tons per hour located strategically along the Peruvian coastline. This strategic move has enabled the Group to gain an immediate foothold in Peru, one of the world's most important fisheries and the largest producer and exporter of fishmeal in the world. With a firm presence already established within the North Pacific Ocean, the Group shall subsequently also leverage on Peru's strategic location to fortify its fishing operations in the South Pacific Ocean.

The management is pleased to report that the new unit has been integrated very satisfactorily, with Alexandra having completed one fishing season successfully post-acquisition. In the fishing months of November and December 2006, Alexandra harvested approximately 57,000 metric tons of Anchovy, and produced 17,000 metric tons of fishmeal. As strong global demand has strengthened the prices of Peruvian fishmeal, the Group expects Alexandra to make profit contributions in the second half of the fiscal year.

Subsequent to this acquisition, the Group's fishing division has issued US$225 million (approximately HK$1,755 million) in senior notes with 7 years to maturity through its Peruvian-domiciled investment subsidiary. Apart from injecting stability into the division's capital structure, the notes issue may more importantly increase returns on equity and enhance capital flexibility for the Group. Proceeds from the issue will be used to finance the Alexandra acquisition, as well as both recent and future acquisitions of additional vessels, plants, licences and other vessel operating agreements.

2) Expected Completion of Hongdao Processing Plant

As a world market leader in fish processing, the Group constantly endeavours to bring its service capabilities to world-beating levels. In late 2004, the Group announced the construction of a new state-of-the-art processing plant in Hongdao, Qingdao city. Construction of the site has progressed smoothly, and completion is expected on schedule in mid-2007.

The 333,000-square-metre site will house an extensive processing and cold storage complex, complete with advanced air and waste water treatment facilities that will be vital in maintaining the highest possible food safety standards. The processing complex is capable of producing 60,000 metric tons of frozen fish fillets and portions annually, and also has facilities for highly customised value-added fish and seafood products. The site also includes a product development centre, offices, employee accommodation, recreational and social facilities.

By consolidating most operations at the Hongdao plant, the Group expects to enjoy a high level of integration and economies of scale and proximity. This will allow the Group to capture opportunities for value-addition in the market, and set new standards for seafood processing in the PRC.

Based on the aforesaid, the Group is optimistic of sustaining business growth ahead.

	Notes		
Loss on deemed disposal of interest in a subsidiary		–	(12,729)
Finance costs		(111,920)	(74,864)
Share of results of associates		1,002	13
Profit before taxation	4	382,863	133,352
Taxation	5	(12,014)	(3,060)
Profit for the period		370,849	130,292
Attributable to:			
Equity holders of the Company		176,132	71,152
Minority interests		194,717	59,140
		370,849	130,292
Dividend	6	62,490	–
Earnings per share	7		
Basic		HK16.0 cents	HK7.1 cents
Diluted		HK15.7 cents	HK7.1 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2006

	As at 30 September 2006 HK$'000 (unaudited)	As at 31 March 2006 HK$'000 (audited)
NON-CURRENT ASSETS		
Property, plant and equipment	757,725	578,205
Investment properties	109,333	104,835
Prepaid lease payments	28,045	28,039
Goodwill	137,361	129,500
Deferred charter hire	800,670	604,890
Interests in associates	2,092	1,090
Loan to a jointly-controlled entity	11,050	11,050
Loan receivables	33,050	33,163
Intangible assets	67,683	22,763
Deposit paid for acquisition of property	20,666	–
Deposit paid for acquisition of subsidiaries	101,400	–
Other long term receivable	928	928
	2,070,003	1,514,463
CURRENT ASSETS		
Inventories	1,869,596	1,951,465
Trade, bills and other receivables	1,303,147	2,329,681
Trade receivables with insurance coverage	283,306	252,893
Trade receivables from associates	141,229	119,988
Amounts due from associates	23,746	23,074
Amount due from a jointly-controlled entity	864	575
Tax recoverable	861	1,124
Pledged deposits	885	1,789
Bank balances and cash	395,811	337,271
	4,019,445	5,017,860
CURRENT LIABILITIES		
Trade and other payables	440,532	362,928
Amount due to an associate	7,406	7,847
Taxation	23,684	13,924
Obligation under finance lease – due within one year	1,536	–
Bank advances drawn on discounted trade receivables with insurance coverage and discounted bills	276,388	437,189
Bank borrowings – due within one year	1,366,868	2,865,340
	2,116,414	3,687,228
NET CURRENT ASSETS	1,903,031	1,330,632
TOTAL ASSETS LESS CURRENT LIABILITIES	3,973,034	2,845,095
NON-CURRENT LIABILITIES		
Obligation under finance lease – due after one year	7,144	–
Bank borrowings – due after one year	741,467	208,504
Amount due to joint venture partner of a jointly-controlled entity	11,050	11,050
Deferred taxation	48,477	26,490
	808,138	246,044
NET ASSETS	3,164,896	2,599,051
CAPITAL AND RESERVES		
Share capital	120,173	101,586
Share premium and reserves	1,871,673	1,478,813
Equity attributable to equity holders of the Company	1,991,846	1,580,399
Minority interests	1,173,050	1,018,652
TOTAL EQUITY	3,164,896	2,599,051

TURNOVER						
External Sales	1,290,916	1,041,305	145,381	9,884	–	2,487,486
Inter-segment sales	17,956	–	132,171	–	(150,127)	–
Total	1,308,872	1,041,305	277,552	9,884	(150,127)	2,487,486
RESULT						
Segment result	106,610	63,276	66,729	(2,773)	–	235,830
Unallocated corporate income						589
Unallocated corporate expenses						(15,495)
Loss on deemed disposal of interest in a subsidiary						(12,729)
Finance costs						(74,864)
Share of results of associates	(38)	51	–	–	–	13
Profit before taxation						133,352
Taxation						(3,060)
Profit for the period						130,292

Inter-segment sales are charged at cost plus a percentage profit mark up.

Geographical segments

The Group's operations are located in the PRC, North America, Western Europe and East Asia.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services.

	Six months ended 30.9.2006 HK$'000 (unaudited)	Six months ended 30.9.2005 HK$'000 (unaudited)
PRC	1,877,964	1,257,076
North America	702,986	419,682
Western Europe	791,567	538,774
East Asia	328,127	177,786
Others	89,132	94,168
	3,789,776	2,487,486

4. **PROFIT BEFORE TAXATION**

Profit before taxation has been arrived at after charging (crediting):

	Six months ended 30.9.2006 HK$'000 (unaudited)	Six months ended 30.9.2005 HK$'000 (unaudited)
Amortisation of deferred charter hire included in cost of sales	53,828	16,588
Amortisation of prepaid lease payments	140	140
Depreciation	34,078	22,716
Loss on disposal of property, plant and equipment	1,665	365
Fair value changes on investment properties	(4,498)	(3,000)
Interest income	(26,632)	(589)
Reversal of revaluation decrease of land and buildings previously charged to income statement	(889)	(1,628)

5. **TAXATION**

	Six months ended 30.9.2006 HK$'000 (unaudited)	Six months ended 30.9.2005 HK$'000 (unaudited)
The charge comprises:		
Hong Kong Profits Tax	10,917	2,885
Deferred taxation	1,097	175
Tax charge for the period	12,014	3,060

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the period.

In the opinion of the Directors of the Company, substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly that portion of profit is not subject to Hong Kong Profits Tax.

6. **DIVIDEND**

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2006.

During the period, a dividend of HK5.2 cents was paid to shareholders as the final dividend for the year ended 31 March 2006 (30.9.2005: Subsequent to the period end, a dividend of HK5.4 cents was paid to shareholders as the final dividend for the year).

7. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	Six months ended 30.9.2006 HK$'000 (unaudited)	Six months ended 30.9.2005 HK$'000 (unaudited)
Earnings for the purpose of calculation of basic and diluted earnings per share	176,132	71,152
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	1,102,185,204	1,000,513,075
Effect of dilutive potential ordinary shares in respect of:		
– warrants	17,900,966	–
– share options	–	2,187,210
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	1,120,086,170	1,002,700,285

For the six months ended 30 September 2005, the computation of diluted earnings per share does not assume the subscription of the Company's warrants as the subscription price of the Company's warrants was higher than the average market price of the shares.

For the six months ended 30 September 2006, the computation of diluted earnings per share does not accounted for the effect of share options as there is no outstanding share options during the period.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 21 December 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

截至二零零六年九月三十日止六個月
中期業績

財務摘要	二零零六年	二零零五年	變動
營業額（百萬港元）	3,789.8	2,487.5	+52.4%
期內溢利（百萬港元）	370.8	130.3	+184.6%
股東應佔溢利（百萬港元）	176.1	71.2	+147.5%
每股盈利－基本（港仙）	16.0	7.1	+125.4%

未經審核之中期業績

太平洋恩利國際控股有限公司（「太平洋恩利」或「本公司」）董事會（「董事」）欣然公佈下列本公司及各附屬公司（「太平洋恩利集團」或「本集團」）截至二零零六年九月三十日止六個月之未經審核綜合中期業績，連同二零零五年同期之未經審核比較數字如下：

管理層討論及分析

業績

業務涵蓋整個行業價值鏈，包括有上游捕撈、供應鏈管理、加工及分銷業務各個環節，太平洋恩利集團利用全球對魚類及海產需求穩定上升之形勢（如聯合國糧食及農業組織統計資料清楚顯示），於回顧期間全體業務之各個分類均取得穩健增長。

截至二零零六年九月三十日止六個月，本集團營業額上升至3,789,800,000港元，增幅達52.4%。除稅後溢利為370,800,000港元，銳增184.6%。本公司權益持有人應佔純利達到176,100,000港元，急升147.5%。每股盈利為16.0港仙，上升125.4%。

股息

如過往慣例，董事會不擬宣派截至二零零六年九月三十日止六個月之中期股息。

業務回顧及展望

業務回顧

捕撈

隨著於二零零六年二月簽訂捕撈部門之第二項船舶經營協議，本集團於太平洋水域之捕撈及船上加工能力倍增。截至中報期間結束時，本集團運作及管理共44艘漁船，包括大型圍網、拖網漁船及大型拖網漁船。產能大幅提高令捕撈業務之收益急增289.0%，達到565,500,000港元，去年則為145,400,000港元。該部門佔本集團該六個月期間總收益14.9%。

冷凍魚類供應鏈管理部

受到對海洋捕撈魚類，尤其是來自中華人民共和國（「中國」）之強勁需求支持，於回顧期間，本集團之冷凍魚類供應鏈管理（「供應鏈管理」）部門銷售額增長30.4%，為1,682,700,000港元，佔本集團總銷售額44.4%。

加工及分銷

對加工海產如魚柳及其他各種增值產品之全球需求因世界各地社會日趨富裕而提高，本集團來自該業務分類收益增加47.3%至1,533,500,000港元，佔本集團總銷售額達40.5%。

財務回顧

業績分析

截至二零零六年九月三十日止六個月，本集團之營業額上升52.4%至3,789,800,000港元，增幅主要由於本集團全體所有業務部門均取得穩健增長，包括有上游捕撈、供應鏈管理、加工及分銷業務，涵蓋了整個行業價值鏈各個環節。因此，EBITDA（未計利息、稅項、折舊及攤銷前盈利）於回顧期間上升135.5%，由247,500,000港元增至582,800,000港元。本公司之權益持有人期內應佔純利上升147.5%，由71,200,000港元增至176,100,000港元。

於回顧期間本集團之毛利率由15.6%增加至16.1%，此乃由於捕撈部門貢獻上升，以及整體之經營效率提高所致。就此，扣除資產折舊及攤銷之非現金開支外，EBITDA溢利率由10.0%增加至15.4%。每股盈利由7.1港仙增加125.4%至16.0港仙。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論有關核數、內部監控及財務事宜，包括審閱截至二零零六年九月三十日止六個月之未經審核中期財務報表。

中期財務報表已由本公司核數師按照核數準則第700號「審閱中期財務報表之委聘」之規定進行審閱。

審核委員會之成員為劉藹彥先生（主席）、郭聯廣先生及葉文俊先生，三位均為本公司獨立非執行董事。

企業管治常規守則

除下述偏離情況外，本公司於截至二零零六年九月三十日止六個月一直遵守上市規則附錄14所載企業管治常規守則（「企業管治守則」）：

企業管治守則第A.2條訂明主席與董事會管理層之職責。本公司已故創辦人黃垂豐先生一直擔任董事會主席至二零零六年九月十六日辭世為止。黃垂豐先生辭世後，本公司仍未正式任命任何人士接任主席一職，而主席之職務由執行董事鄭鳳英女士暫代。董事會將於適當時檢討是項安排是否有效。

企業管治守則第A.4.1條規定非執行董事須按特定任期委任及重選連任。本公司獨立非執行董事並非按特定任期委任，惟須根據本公司細則條文於本公司股東週年大會輪值告退及重選連任。因此，本公司認為本公司已採取足夠措施以確保本公司之企業管治常規不遜於企業管治守則之規定。

於聯交所刊登中期業績

本公司將於適當時候，在聯交所網站刊登本集團截至二零零六年九月三十日止六個月之中期業績公佈詳情，當中載有上市規則附錄16第46(1)段至46(6)段所規定之一切資料。

簡明綜合收益表
截至二零零六年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
營業額	3	3,789,776	2,487,486
銷售成本		(3,178,717)	(2,100,611)
毛利		611,059	386,875
其他收入		43,878	10,086
銷售及分銷支出		(46,190)	(55,519)
行政支出		(114,966)	(120,510)
視作出售一家附屬公司權益之虧損		–	(12,729)
財務支出		(111,920)	(74,864)
所佔聯營公司業績		1,002	13
除稅前溢利	4	382,863	133,352
稅項	5	(12,014)	(3,060)
期內溢利		370,849	130,292
下列應佔部分：			
本公司權益持有人		176,132	71,152
少數股東權益		194,717	59,140
		370,849	130,292
股息	6	62,490	–

香港會計準則第19號（經修訂）	精算收益及虧損、集團計劃及披露
香港會計準則第21號（經修訂）	於海外業務之投資淨額
香港會計準則第39號（經修訂）	預測集團內公司間交易現金流量對沖會計處理
香港會計準則第39號（經修訂）	公平值之選擇
香港會計準則第39號及香港財務報告準則第4號（經修訂）	財務擔保合約
香港財務報告準則第6號	勘探及評估礦物資源
香港（國際財務報告詮釋委員會）－詮釋第4號	釐定安排是否包含租賃
香港（國際財務報告詮釋委員會）－詮釋第5號	解除運作、復原及環境修復基金所產生權益之權利
香港（國際財務報告詮釋委員會）－詮釋第6號	參與特定市場所產生負債－電力及電子設備廢料
香港（國際財務報告詮釋委員會）－詮釋第7號	根據香港會計準則第29號於嚴重通脹經濟之財務申報應用重列法

採納新香港財務報告準則對編製及呈報本期或過往會計期間業績之方法並無重大影響，因此毋須作出前期調整。

本集團並無提早採納已頒佈但尚未生效之新準則或詮釋。本集團現時尚未能合理估計因採用該等準則或詮釋而可能產生之影響。

香港會計準則第1號（經修訂）	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍[2]
香港（國際財務報告詮釋委員會）－詮釋第9號	重估內含衍生工具[3]
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零六年五月一日或之後開始之年度期間生效。
[3] 於二零零六年六月一日或之後開始之年度期間生效。
[4] 於二零零六年十一月一日或之後開始之年度期間生效。

3. **營業額及分類資料**

以下為截至二零零六年及二零零五年九月三十日止六個月本集團按主要業務劃分之營業額及分類業績之分析及按地區市場劃分之銷售分析：

業務分類

就管理而言，本集團現分為四項業務－冷凍魚類供應鏈管理，魚柳及魚切塊，捕撈及其他。

截至二零零六年九月三十日止六個月

	冷凍魚類供應鏈管理 千港元 (未經審核)	魚柳及魚切塊 千港元 (未經審核)	捕撈 千港元 (未經審核)	其他 千港元 (未經審核)	綜合 千港元 (未經審核)
營業額					
對外銷售	1,682,714	1,533,537	565,515	8,010	3,789,776
業績					
分類業績	123,507	153,054	205,400	(422)	481,539
未分配集團收入					31,818
未分配集團支出					(19,576)
財務支出					[illegible]
所佔聯營公司業績	832	170	–	–	1,002
除稅前溢利					382,863
稅項					(12,014)
期內溢利					370,849

截至二零零六年九月三十日止六個月，各業務分類之間並無任何銷售。

截至二零零五年九月三十日止六個月

	冷凍魚類供應鏈管理 千港元 (未經審核)	魚柳及魚切塊 千港元 (未經審核)	捕撈 千港元 (未經審核)	其他 千港元 (未經審核)	撇銷 千港元 (未經審核)	綜合 千港元 (未經審核)
營業額						

於回顧期間，銷售及分銷開支佔營業額百分比為1.2%，較去年之2.2%有所改善。

按地區市場劃分，本集團之最大收益來源，中國之需求持續強勁，並產生盈利1,878,000,000港元，較去年同期增加49.4%。該金額佔本集團總營業額49.6%（二零零五年：50.5%）。除於各地區市場之實際增長外，本集團亦進一步邁向多元化，因此將收益組合優化。於本財政年度之上半年，魚柳產品於西歐之銷量增加，帶動此市場營業額增加46.9%至791,600,000港元，佔本集團營業額20.9%（二零零五年：21.7%），而北美銷售額增加67.5%至703,000,000港元，佔總營業額18.5%（二零零五年：16.9%）。由於本集團捕撈部門之高價海產銷售增加，來自日本及韓國之收益總額達到328,100,000港元，合計增幅為84.6%，佔本集團於回顧期間總營業額8.7%。

流動資金及財務資源

本集團維持穩健之財務狀況。截至二零零六年九月三十日，淨流動資產為1,903,000,000港元，較截至二零零六年三月三十一日止之1,330,600,000港元增加43.0%。本集團之手頭現金達到395,800,000港元。

於回顧期間期末，本集團與20家國際及本地銀行就160,000,000美元（約1,250,000,000港元）之銀團貸款訂立協議。銀團貸款之所得款項部份將作為本集團於青島市紅島新建加工廠之融資。資金亦將用於為本集團之部分短期借貸再融資，將其轉變為長期借貸，作為優化本集團資本結構之策略之一。該借貸將減少利息開支，在未來年間每年約節省15,000,000港元。

與過往之季節性變動情況一致，用作營運資金用途之短期貸款於期末減少。本集團於二零零六年九月三十日之總借貸達2,393,400,000港元，而於二零零六年三月三十一日則為3,511,000,000港元。總負債對總資產之資產負債比率由於二零零六年三月三十一日之54%改善至於二零零六年九月三十日之39%。由於短期借貸於八月獲再融資，於中報期間本集團之利息開支淨額達111,900,000港元，於去年同期則為74,900,000港元。

本集團之主要借貸為美元，按倫敦銀行同業拆息加利率為基準計息。由於本集團收益主要為美元，大部份付款以美元繳付，承受貨幣風險相對較低。

展望

展望將來，隨著更多富裕消費者注意到進餐食品如有豐富魚類對營養之裨益，本集團預期未來全球對魚類產品需求之增長強勁。同時，由於預期中國經濟持續發展，本集團預見其該最大市場將有強勁增長。從本集團近年來業務表現顯明，本集團正受惠於將上游捕撈活動整合到生產鏈帶來之協同效益。

從太平洋恩利全體業務之各個分類均取得增長，可見本集團藉增加經營效率及規模經濟已減省一定成本。本集團管理層深信，本集團現已取得優越位置，以把握業內湧現之機會。

在未來一年，本集團之發展將倚賴以下兩個主要推動力：

1) 捕撈部門之主要收購及發行優先票據

二零零六年十月，本集團之捕撈部門已完成收購秘魯其中一家最頂尖魚粉加工公司Alexandra S.A.C.（「Alexandra」）之全部股本。Alexandra擁有獲准捕捉鳳尾魚及沙甸魚品種之13艘漁船，於秘魯沿岸之四家魚粉加工廠，具備每小時可合併處理381公噸原材料之加工能力。此項策略性行動即時讓本集團進軍秘魯，秘魯是全球其中一個最重要漁業重鎮兼最大魚粉生產及出口國。由於在北太平洋業務已有穩固基礎，本集團稍後將利用秘魯之策略性位置，鞏固其於在南太平洋捕撈業務。

管理層欣然報告，該新業務單位之融合非常順遂，於收購之後，Alexandra已順利完成首個捕撈季節。於二零零六年十一月及十二月之捕撈月份，Alexandra之鳳尾魚獲達約57,000公噸，及產出魚粉17,000公噸。由於全球之需求強勁，使秘魯魚粉價格上揚，本集團預期Alexandra將於財政年度之下半年提供盈利。

於收購後，本集團之捕撈部門已通過其於秘魯註冊之投資附屬公司發行年期7年225,000,000美元（約1,755,000,000港元）之優先票據。除了令該部門之資本架構更為穩定外，更重要的是，發行票據或提高股本回報及增強本集團之資本彈性。發行所得款項將用作為收購Alexandra之融資，以及供近期及未來收購額外漁船、廠房、許可證及其他船舶理營協議之用。

2) 預期紅島加工廠竣工

作為位居全球前列之魚類加工公司，本集團不斷努力將服務提升至更錄世界級之水平。於二零零四年年底，本集團公佈於青島市紅島建造一家採用先進科技之加工廠。上址之建築進展順利，預期於二零零七年中如期完工。

該333,000平方米之地盤上將置有龐大供加工及冷凍貯存用之綜合建築物，備有完善之空氣及廢水處理設施，有關設施對維持最高食品安全標準至為重要。該綜合建築物每年能夠生產60,000公噸之冷凍魚柳及魚切塊，並備有生產配合客戶需要之增值魚類及海產生產設施。上址亦會建有產品開發中心、辦公室、僱員住宿、消閒及社交設施。

透過於紅島廠房綜合大部分業務，本集團預期取得高度整合及規模經濟及營運集中，有利本集團掌握市場之增值機會，並在中國訂立海產加工的新標準。

基於以上所述，本集團對未來業務增長感到樂觀。

弔唁

本集團創辦人及執行主席黃垂豐先生於二零零六年九月十六日辭世。黃先生生前為本集團樹立了企業精神，並為本集團發展奠定穩健之基礎。作為出色之領導人，黃先生於事業上展現之操守、氣魄及遠見將繼續為本集團未來發展之原動力。

買賣或購回

截至二零零六年九月三十日止六個月，本公司或其任何附屬公司於期內概無買賣或購回本公司任何上市證券。

證券交易之標準守則

本公司已採納上市規則附錄10所載之上市公司董事進行證券交易的標準守則作為董事進行證券交易之行為守則（「標準守則」）。

本公司已向全體董事作出具體查詢，而董事已確認於截至二零零六年九月三十日止六個月一直遵守標準守則所載規定標準。

每股盈利	7		
基本		16.0港仙	7.1港仙
攤薄		15.7港仙	7.1港仙

簡明綜合資產負債表
於二零零六年九月三十日

	於二零零六年九月三十日 千港元 (未經審核)	於二零零六年三月三十一日 千港元 (經審核)
非流動資產		
物業、機器及設備	757,725	578,205
投資物業	109,333	104,835
預付租賃款項	28,045	28,039
商譽	137,361	129,500
遞延船舶租賃	800,670	604,890
於聯營公司之權益	2,092	1,090
貸款予一家共同控制實體	11,050	11,050
應收貸款	33,050	33,163
無形資產	67,683	22,763
收購物業已付之按金	20,666	–
收購附屬公司已付之按金	101,400	–
其他長期應收款項	928	928
	2,070,003	1,514,463
流動資產		
存貨	1,869,596	1,951,465
貿易應收款項、票據及其他應收款項	1,303,147	2,329,681
已投保之貿易應收款項	283,306	252,893
與聯營公司之貿易應收款項	141,229	119,988
聯營公司欠款	22,746	23,074
一家共同控制實體欠款	864	575
可收回稅項	861	1,124
已抵押存款	885	1,789
銀行結存及現金	395,811	337,271
	4,019,445	5,017,860
流動負債		
貿易及其他應付款項	440,532	362,928
應付一家聯營公司款項	7,406	7,847
稅項	23,684	13,924
融資租賃承擔——一年內到期	1,536	–
貼現已投保貿易應收款項及貼現票據之銀行融資	276,388	437,189
銀行借貸——一年內到期	1,366,868	2,865,340
	2,116,414	3,687,228
流動資產淨值	1,903,031	1,330,632
總資產減流動負債	3,973,034	2,845,095
非流動負債		
融資租賃承擔——一年後到期	7,144	–
銀行借貸——一年後到期	741,467	208,504
應付一家共同控制實體合營方之款項	11,050	11,050
遞延稅項	48,477	26,490
	808,138	246,044
資產淨值	3,164,896	2,599,051
資本及儲備		
股本	120,173	101,586
股份溢價及儲備	1,871,673	1,478,813
本公司權益持有人應佔權益	1,991,846	1,580,399
少數股東權益	1,173,050	1,018,652
權益總額	3,164,896	2,599,051

附註：

1. 編製基準

未經審核簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」之適用披露規定而編製。

2. 主要會計政策

除若干物業乃金融工具按公平值或重估金額（如適用）計算外，未經審核簡明財務報表乃按歷史成本法編製。

簡明財務報表所用之會計政策與本集團編製截至二零零六年三月三十一日止年度之全年財務報表所遵循者相符，惟下文所述者除外。

本集團於本期首次採納由香港會計師公會頒佈之多項新準則、修訂及詮釋（以下統稱為「新香港財務報告準則」），有關準則、修訂及詮釋於二零零五年十二月一日、二零零六年一月一日及二零零六年三月一日或之後開始之會計期間生效。

業務間銷售	17,956	–	132,171	–	(150,127)	–
總計	1,308,872	1,041,305	277,552	9,884	(150,127)	2,487,486
業績						
分類業績	[illegible]	63,276	66,729	(2,777)	–	235,838
未分配集團收入						589
未分配集團支出						(15,495)
視作出售一家附屬公司權益之虧損						(12,729)
財務支出						(74,864)
應佔聯營公司業績	(38)	51	–	–	–	13
除稅前溢利						133,352
稅項						(3,060)
期內溢利						130,292

業務間銷售乃按成本加錄利增加百分比計算。

地區分類

本集團業務分佈於中國、北美洲、西歐及東亞各地。

下表載列本集團按市場區域分類之銷售分析（不論貨物／服務來源地）：

	截至九月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
中國	1,877,964	1,257,076
北美洲	702,986	419,682
西歐	791,567	538,774
東亞	328,127	177,786
其他地區	89,132	94,168
	3,789,776	2,487,486

4. 除稅前溢利

除稅前溢利已扣除（計入）下列各項：

	截至九月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
遞延船舶租賃攤銷，計入銷售成本	53,820	16,588
預付租賃款項攤銷	140	140
折舊	34,078	22,716
出售物業、機器及設備之虧損	1,665	365
投資物業公平值變動	(4,498)	(3,000)
利息收入	(26,632)	(589)
撥回先前於收益表內扣除之土地及樓宇重估減少	(889)	(1,628)

5. 稅項

	截至九月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
支出包括：		
香港利得稅	10,917	2,885
遞延稅項	1,097	175
期內稅項	12,014	3,060

香港利得稅乃根據期內估計應課稅溢利按17.5%稅率計算。

本公司董事認為，本集團大部分溢利並非產生或源自香港，故該部分溢利毋須繳付香港利得稅。

6. 股息

董事不擬派付截至二零零六年九月三十日止六個月之中期股息。

期內，本公司向股東派付截至二零零六年三月三十一日止年度之末期股息每股5.2港仙（二零零五年九月三十日：於期結日後向股東派付股息每股5.4港仙作為該年度之末期股息）。

7. 每股盈利

本公司普通權益持有人應佔每股基本及攤薄盈利乃按下列各項計算：

	截至九月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
計算每股基本及攤薄盈利之盈利	176,132	71,152
計算每股基本盈利之普通股加權平均數	1,102,185,204	1,000,513,075
對攤薄普通股之潛在影響：		
－認股權證	17,900,966	–
－購股權	–	2,187,210
計算每股攤薄盈利之普通股加權平均數	1,120,086,170	1,002,700,285

截至二零零五年九月三十日止六個月，本公司認股權證之認購價高於股份之平均市價，故計算每股攤薄盈利時並無假設本公司之認股權證獲得認購。

截至二零零六年九月三十日止六個月，由於期內並無未行使購股權，故計算每股攤薄盈利時並無計及購股權之影響。

承董事會命
董事總經理
黃裕翔

香港，二零零六年十二月二十一日

[illegible]

* 僅供識別


JAN - 9 2007
213

SCMP 21 December 2006

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information relating to the Company and management, as well as financial statements. The Company does not intend to register any part of the proposed offering in the United States. The Notes described in this announcement will be sold in accordance with all applicable laws and regulations.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ISSUANCE OF SENIOR NOTES IN THE PRINCIPAL AMOUNT OF US$225 MILLION BY CFG INVESTMENT S.A.C., A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Directors of the Company are pleased to announce that the closing and the issuance of the Notes have duly taken place on 19 December 2006 (New York time). Listing of the Notes on The Singapore Exchange Securities Trading Limited ("SGX-ST") commenced on 20 December 2006.

Reference is made to the announcement of the Company dated 1 December 2006 in respect of the issuance of the Notes (the "Announcement"). Unless otherwise expressly defined, capitalised terms used in this announcement have the same meaning as defined or adopted in the Announcement.

ISSUANCE OF THE NOTES

The Directors of the Company are pleased to announce that the closing and the issuance of the Notes have duly taken place on 19 December 2006 (New York time) pursuant to the purchase agreement (details of which are set out in the paragraph headed "Purchase Agreement" below). Listing of the Notes on SGX-ST commenced on 20 December 2006.

THE PURCHASE AGREEMENT

On 12 December 2006, the Issuer and the Parent Guarantor, together with certain of its subsidiaries entered into the Purchase Agreement with HSBC in connection with the issuance of the Notes.

PRINCIPAL TERMS OF THE NOTES

The principal terms of the Notes are as follows:

Size	:	Principal amount of US$225 million (approximately HK$1,755 million)
Maturity	:	The Notes will mature in 2013, unless redeemed earlier pursuant to their terms
Interest	:	9.25% per annum, payable semi-annually in arrears, commencing on 19 June 2007

The Parent Guarantor and the Subsidiary Guarantors have provided guarantee for the payment obligations of the Issuer under the Notes. It is estimated that the net proceeds from the offering of the Notes, after deducting the underwriting discount but before other estimated expenses payable in connection with the offering, will be approximately US$219 million (approximately HK$1,708 million).

LISTING

The Notes are designated for trading in the National Association of Securities Dealers Inc.'s PORTAL market. The SGX-ST has approved listing of the Notes on SGX-ST and listing was commenced on 20 December 2006. Admission of the Notes to the SGX-ST is not to be taken as an indication of the merits of the Issuer for the Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or other securities laws and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Accordingly, the Notes are being offered and sold by HSBC only (1) to qualified institutional buyers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and (2) outside the United States in compliance with Regulation S under the U.S. Securities Act.

None of the Notes will be offered to the public in Hong Kong.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 20 December 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

Economics Daily News

本公佈並非於美國出售證券之要約。任何並無根據經修訂一九三三年證券法(Securities Act of 1933)登記或獲豁免登記之證券，均不得在美國發售或出售。任何將於美國公開發售之證券將透過可向本公司索取發售通函之方式進行，發售通函將載有有關本公司及管理層之詳細資料及財務報表。本公司無意在美國登記建議發售之任何部分。本公佈所述票據將遵照一切適用法律及規例進行銷售。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

由太平洋恩利國際控股有限公司之附屬公司CFG INVESTMENT S.A.C.發行本金額225,000,000美元之優先票據

本公司根據上市規則第13.09條刊發本公佈。

本公司董事欣然宣佈，票據已於二零零六年十二月十九日(紐約時間)正式截止發售及發行，票據於二零零六年十二月二十日於新加坡證券交易所(「新加坡交易所」)開始上市。

茲提述本公司日期為二零零六年十二月一日有關發行票據之公佈(「該公佈」)。除非另有清楚界定者，否則本公佈所用詞彙與該公佈所界定或採用者具相同涵義。

發行票據

本公司董事欣然宣佈，票據已於二零零六年十二月十九日(紐約時間)根據購買協議(詳情載於下文「購買協議」一段)正式截止發售及發行，票據於二零零六年十二月二十日於新加坡交易所開始上市。

購買協議

於二零零六年十二月十二日，發行人及主要擔保人聯同其若干附屬公司與滙豐銀行就發行票據訂立購買協議。

票據之主要條款

票據之主要條款如下：－

數額	：	本金額225,000,000美元(約1,755,000,000港元)
到期日	：	除非根據其條款提早贖回，否則票據將於二零一三年到期
利息	：	年利率9.25%，由二零零七年六月十九日起每半年支付

主要擔保人及附屬擔保人就發行人根據票據之付款責任提供擔保。估計來自發售票據之所得款項淨額於扣除包銷折扣但未扣除有關發售之其他估計應付開支前將約為219,000,000美元(約1,708,000,000港元)。

上市

票據指定於全國證券交易商協會(National Association of Securities Dealers Inc.)之PORTAL市場買賣。新加坡交易所已批准票據於新加坡交易所上市，故此票據於二零零六年十二月二十日開始上市。新加坡交易所接納票據不應被視為發行人或票據之價值指標。

票據並無及將不會根據一九三三年美國證券法(經修訂)(「美國證券法」)或其他證券法例登記，亦不得於美國境內(定義見美國證券法規例S)發售或出售，惟根據美國證券法登記規定獲豁免者或不受美國證券法規限之交易除外。因此，票據僅可由匯豐銀行(1)依據第144A條規則規定獲豁免遵守美國證券法登記規定而向合資格機構買家，及(2)遵守美國證券法規例S於美國境外發售及出售。

概無票據將向香港公眾人士發售。

本公佈根據上市規則第13.09條刊發。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年十二月二十日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉慕彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*


國際狙擊手
專門攻擊弱者

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information relating to the Company and management, as well as financial statements. The Company does not intend to register any part of the proposed offering in the United States. The Notes described in this announcement will be sold in accordance with all applicable laws and regulations. None of the Notes will be offered to the public in Hong Kong and none of the Notes will be placed to any connected persons of the Company.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

SEC MAIL RECEIVED WASH. DC JAN - 9 2007 213 SECTION PROCESSING

PROPOSED ISSUE OF SENIOR NOTES IN THE PROPOSED PRINCIPAL AMOUNT OF APPROXIMATELY US$200 MILLION BY CFG INVESTMENT S.A.C., A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED AND RESUMPTION OF TRADING

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Issuer, a wholly-owned subsidiary of the Parent Guarantor which in turn is a subsidiary of the Company is proposing to issue senior notes in the proposed principal amount of approximately US$200 million (approximately HK$1,560 million), such Notes to be guaranteed by the Parent Guarantor and the Subsidiary Guarantors on a senior basis. The proposed Notes issue will be arranged by HSBC as initial purchaser. A roadshow is expected to commence on 4 December 2006 to market the Notes to selected potential institutional investors. Upon finalising the terms of the Notes, HSBC, the Issuer and the Parent Guarantor will enter into the purchase agreement.

It is expected that a prospective Offering Memorandum in relation to the Notes will be made available to selected potential institutional investors on or around 1 December 2006. The prospective Offering Memorandum will contain certain updated business and financial information of the Parent Guarantor and its subsidiaries which has not been previously disclosed. An extract of such updated information will be posted at the Company's website *http://www.pacificandes.com/Highlight/Extract_e.pdf* and the material part of which is set out in this announcement.

The Notes will be designated for trading in the National Association of Securities Dealers Inc.'s PORTAL market. Approval in-principle has been received for the listing of the Notes on the Singapore Exchange Securities Trading Limited. It is expected that the delivery of the Notes will be made through the facilities of The Depository Trust Company in New York, New York against payment therefore in immediately available funds.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

At the request of the Company, trading in the Shares has been suspended from 9:39 a.m. on 1 December 2006. Trading in the Shares has been suspended pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 4 December 2006.

PROPOSED NOTES ISSUE

Principal terms

Issuer:	CFG Investment S.A.C., a wholly-owned subsidiary of China Fishery Group Limited
Parent Guarantor:	China Fishery Group Limited, a subsidiary of the Company
Subsidiary Guarantors:	Certain subsidiaries of the Parent Guarantor
The Notes:	Senior notes in the aggregate principal amount of approximately US$200 million (approximately HK$1,560 million). The actual size of the Notes, the price and the maturity date shall be decided in response to market sentiments after completion of the roadshow.

It is proposed that the Notes will be guaranteed by the Parent Guarantor and the Subsidiary Guarantors as to the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under the Notes. The interest rate, the aggregate principal amount, the offering price and the final terms and conditions of the Notes will be determined by the Issuer following discussions with HSBC after marketing. Upon finalising the terms of the Notes, HSBC, the Issuer and the Parent Guarantor will enter into the purchase agreement.

The issue of the Notes may or may not proceed. **Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.**

Proposed use of proceeds

The Issuer intends to use the net proceeds as follows:

- approximately US$103.6 million (approximately HK$808 million) will be used to repay a loan facility of the Issuer drawn down on 20 October 2006. The loan facility was used to finance the acquisition of the Peruvian Companies on 26 October 2006 (details of the acquisition are set out in the announcements of the Company dated 14 June 2006, 8 September 2006 and 18 October 2006 respectively), and approximately US$5.0 million (approximately HK$39 million) will be used to repay a term loan facility, which was used to pay a portion of the purchase price for the acquisition of a corporate entity and fishing vessels in Peru;
- the remainder will be used for the acquisition of additional fishing

2005 Compared to 2004

Revenue increased by S/.11.6 million (approximately HK$26.4 million), or 4.9%, from S/.235.2 million (approximately HK$558.8 million) for 2004 to S/.246.8 million (approximately HK$561.1 million) for 2005. The increase was due primarily to an increase in sales volumes and prices of fishmeal and related products, partially offset by a decrease in sales volumes of fish oil.

Profit from operations decreased by S/.8.5 million (approximately HK$19.6 million), from S/.29.0 million (approximately HK$68.9 million) for 2004 to S/.20.5 million (approximately HK$46.6 million) for 2005, as the fishing season was shorter in 2005. This resulted in higher expenses during the closed fishing season, which was not absorbed by production.

Net income decreased by S/.5.8 million (approximately HK$13.0 million), from S/.14.8 million (approximately HK$35.2 million) for 2004 to S/.9.0 million (approximately HK$20.5 million) for 2005. The higher profit in 2004 is attributable to compensation from an insurance company for damages to machinery (S/.3.2 million) (approximately HK$7.3 million) and adjustment to inflation gain (S/.8.9 million) (approximately HK$20.2 million).

2004 Compared to 2003

Revenue increased by S/.86.2 million (approximately HK$204.8 million), from S/.149.0 million (approximately HK$335.5 million) for 2003 to S/.235.2 million (approximately HK$558.8 million) for 2004. The increase in revenue is attributed to the increase of production volume resulting from the acquisition of an additional fishmeal processing plant in late 2003.

Profit from operations increased S/.13.9 million (approximately HK$33.3 million), from S/.15.1 million (approximately HK$34.0 million) for 2003 to S/.29.0 million (approximately HK$68.9 million) for 2004. The increase in operating profit was attributed to the increase of turnover.

Net income increased by S/.11.2 million (approximately HK$26.6 million), from S/.3.6 million (approximately HK$8.1 million) for 2003 to S/.14.8 million (approximately HK$35.2 million) for 2004. The increase in profit after taxation and minority interest was primarily attributed to compensation from an insurance company for damages to machinery (S/.3 million) (approximately HK$7.1 million) and adjustment on exposure to inflation (S/.5.8 million) (approximately HK$13.8 million).

Indebtedness

As of 31 August 2006, Alexandra S.A.C. and its subsidiaries had outstanding indebtedness of S/.20.9 million (approximately HK$49.9

the remainder will be used for the acquisition of additional fishing vessels and processing plants in Peru, and in the event suitable opportunities are identified, other acquisitions outside of Peru, which may include the execution of new vessel operating agreements and the prepayment of charter hires under vessel operating agreements; and for working capital and general corporate purposes.

Listing

The Notes will be designated for trading in the National Association of Securities Dealers Inc.'s PORTAL market. Approval in-principle has been received for the listing of the Notes on the Singapore Exchange Securities Trading Limited. It is expected that the delivery of the Notes will be made through the facilities of The Depository Trust Company in New York, New York against payment therefore in immediately available funds.

UPDATED INFORMATION OF THE PARENT GUARANTOR AND ITS SUBSIDIARIES

It is expected that the prospective Offering Memorandum in relation to the Notes will be made available to selected potential institutional investors on or around 1 December 2006. The Offering Memorandum includes certain previously unpublished business and financial information in relation to the Parent Guarantor and its subsidiaries. The Company will post an extract of such recent information at its website *http://www.pacificandes.com/Highlight/Extract_e.pdf* and the material part of which is set out below.

BUSINESS OF ALEXANDRA S.A.C.

Overview

CFGL has acquired Alexandra S.A.C. and its subsidiaries with 13 fishing vessels and four fishmeal and fish oil processing facilities with a total operating capacity of 381 metric tons per hour that operate in Peru. In 2005, Alexandra S.A.C. produced approximately 105,000 metric tons of fishmeal and 14,000 metric tons of fish oil. In 2005, of the total amount of raw fish material used in its fishmeal processing plants, 44.0% was caught by Alexandra S.A.C.'s own vessels, while the remaining 56.0% was purchased from local fishing companies. As a result of the acquisition, and the merger of Alexandra S.A.C. and its subsidiaries into the Issuer, which was effective 1 November 2006, subject to certain conditions, the Issuer is the current owner of all assets, liabilities and rights that formerly pertained to Alexandra S.A.C. and its subsidiaries.

Twelve of the 13 fishing vessels are steel vessels and one is a wooden vessel. The vessels have storage capacities ranging in size from 103 cubic meters to 372 cubic meters. The vessels have a total storage capacity of approximately 3,800 cubic meters. These vessels typically conduct fishing operations within a radius of up to 250 miles from their respective bases and remain at sea for a duration of one to two days at any one time. The vessels utilize satellite-based vessel tracking and fish finding systems for their fishing operations. The vessels use the purse seine fishing technique.

In 2005, Alexandra S.A.C. exported over 95% of its fishmeal and fish oil products primarily through trading companies in Peru which re-sold these products principally to customers in China, Germany, Taiwan and Japan. Its revenues were principally in U.S. dollars.

CFGL has been operating the fishing vessels and processing plants acquired in the acquisition since 1 November 2006. From 1 November 2006 to 21 November 2006, vessels of CFGL in Peru caught approximately 26,000 metric tons of anchovy and CFGL's fishmeal processing plants produced approximately 9,000 metric tons of fishmeal and approximately 1,500 metric tons of fish oil.

Financial Information

The discussion below relates to the financial condition and results of operations of Alexandra S.A.C. and its subsidiaries for the years ended 31 December 2003, 2004, 2005 and the six months ended 30 June 2005 and 2006. The historical financial results of Alexandra S.A.C. include the results of certain assets, such as the Chimbote plant, that were excluded from the acquisition. As a result, the results are not indicative of the results that would have been obtained had CFGL completed the acquisition in the historical periods. In addition, the results of operations below reflects adjustments made by management of CFGL to the Alexandra S.A.C. historical financial statements.

Six Months Ended 30 June 2006 Compared to the Six Months Ended 30 June 2005

Revenue decreased by S/.9.4 million (approximately HK$22.5 million), or 5.8%, from S/.161.6 million (approximately HK$367.4 million) for the six months ended 30 June 2005 to S/.152.2 million (approximately HK$364.2 million) for the six months ended 30 June 2006. The decrease in revenue was due primarily to a decrease in sales volumes of fishmeal, which was primarily as a result of a 40% decrease in the total allowable catch of anchovy in the first half of 2006 compared to the first half of 2005. The decrease in sales volumes was partially offset by an increase in the sales price of fishmeal and related products resulting from an increase in demand for fishmeal in China and elsewhere.

Profit from operations increased by S/.7.3 million (approximately HK$17.5 million), or 26.1%, from S/.28.0 million (approximately HK$63.7 million) for the six months ended 30 June 2005 to S/.35.3 million (approximately HK$84.5 million) for the six months ended 30 June 2006. The increase was due primarily to an increase in the sales price for fishmeal and related products.

Net income increased by S/.2.4 million (approximately HK$5.7 million), or 14.9%, from S/.16.0 million (approximately HK$36.4 million) for the six months ended 30 June 2005 to S/.18.4 million (approximately HK$44.0 million) for the six months ended 30 June 2006.

million). In accordance with the share purchase agreement dated 12 June 2006, this indebtedness of Alexandra S.A.C. and its subsidiaries was deducted from the adjusted purchase price CFGL paid for Alexandra S.A.C. and its subsidiaries.

As a result of the acquisition of Alexandra S.A.C. and its subsidiaries, CFGL now requires cash for purchases of anchovy feedstock from third-party fishing companies in Peru. In this connection, the Issuer has inherited certain working capital facilities in the amount of US$35.0 million (approximately HK$273.0 million) granted by banks in Peru. In addition, the Issuer has entered into additional working capital facilities with banks in Peru in the amount of US$10 million (approximately HK$78 million) for the financing of raw material purchases in Peru. As of 22 November 2006, the Issuer had drawn down approximately US$5.0 million (approximately HK$39.0 million) under these working capital facilities. In the future, the Issuer expects to finance its purchases of raw materials using similar short-term working capital facilities. Working capital facilities were utilized in the amounts of S/.53.4 million (approximately HK$127.9 million), S/.39.0 million (approximately HK$93.6 million) and S/.52.9 million (approximately HK$126.4 million) as of 31 December 2004, 31 December 2005 and 30 June 2006, respectively. The amount of working capital facilities outstanding are substantially higher during the peak of the anchovy fishing season, which is generally in May and June of each year.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares has been suspended from 9:39 a.m. on 1 December 2006. Trading in the Shares has been suspended pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 4 December 2006.

DEFINITIONS

In this announcement, the following capitalised terms shall have the following meanings:

"Company"	Pacific Andes International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"Issuer"	CFG Investment S.A.C., a company incorporated in Peru with limited liability, a wholly-owned subsidiary of China Fishery Group Limited and was recently formed to issue the Notes
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Notes"	Senior notes in an aggregate principal amount of approximately US$200 million (approximately HK$1,560 million) to be issued by the Issuer
"Offering Memorandum"	The offering memorandum setting out the terms and conditions of the issuance of the Notes
"Parent Guarantor" or "CFGC"	China Fishery Group Limited, a company incorporated under the laws of Cayman Islands, whose shares of which are listed on the Singapore Exchange Securities Trading Limited, and an indirect non-wholly owned subsidiary of the Company
"Peruvian Companies"	Alexandra S.A.C., Pesquera Victor S.A.C. and Pesquera Flor de Ilo S.R.L., companies incorporated under the laws of the Republic of Peru (since 1 November 2006, the Peruvian Companies have merged with the Issuer and ceased to exist on their own)
"Securities Act"	U.S. Securities Act of 1933, as amended
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary Guarantors"	Certain subsidiaries of the Parent Guarantor
"S/."	means Peruvian Nuevo Sole, the lawful currency of the Republic of Peru
"US$"	United States dollars, the lawful currency of the United States of America
"%"	Per cent.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 1 December 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only.*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈並非於美國出售證券之要約。任何並無根據經修訂一九三三年證券法(Securities Act of 1933)登記或獲豁免登記之證券，均不得在美國發售或出售。任何將於美國公開發售之證券將透過可向本公司索取發售通函之方式進行，發售通函將載有有關本公司及管理層之詳細資料及財務報表。本公司無意在美國登記建議發售之任何部分。本公佈所述票據將遵照一切適用法律及規例進行銷售。概不會向香港公眾人士提呈發售任何票據，亦不會向本公司任何關連人士配售任何票據。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

建議由太平洋恩利國際控股有限公司之附屬公司CFG INVESTMENT S.A.C.發行建議本金額約200,000,000美元之優先票據及恢復股份買賣

本公司根據上市規則第13.09條刊發本公佈。

為主要擔保人（本公司附屬公司）全資附屬公司之發行人建議發行建議本金額約200,000,000美元（約1,560,000,000港元）之優先票據，該等票據將由主要擔保人及附屬擔保人按優先基準擔保。建議票據發行將由滙豐銀行（作為初步買方）安排。預期將於二零零六年十二月四日展開巡迴推介，向選定有意機構投資者推廣票據。於落實票據條款後，滙豐銀行、發行人與主要擔保人將訂立購買協議。

預期將於二零零六年十二月一日或前後向選定有意機構投資者提供預期發出之發售備忘錄。該預期發出之發售備忘錄將載有主要擔保人及其附屬公司先前未曾披露之若干最新業務及財務資料。該等最新資料之摘要將於本公司網站*http://www.pacificandes.com/Highlight/Extract_c.pdf*刊登，其中重大部分載於本公佈。

票據將指定於全國證券交易商協會(National Association of Securities Dealers Inc.)之PORTAL市場買賣。本公司原則上已獲新加坡證券交易所有限公司批准票據上市。預期票據將在紐約州紐約市透過美國存管信託公司(The Depository Trust Company)之設施，於收訖就此應付即時可用資金後交收。

本公司股東及有意投資者在買賣本公司證券時務請審慎行事。

應本公司要求，股份已自二零零六年十二月一日上午九時三十九分起暫停買賣。股份已暫停買賣以待本公佈刊發。本公司已向聯交所申請股份自二零零六年十二月四日上午九時三十分起恢復買賣。

建議票據發行

主要條款

發行人：	CFG Investment S.A.C.，為中漁集團有限公司全資附屬公司
主要擔保人：	中漁集團有限公司，為本公司附屬公司
附屬擔保人：	主要擔保人若干附屬公司
票據：	本金總額約200,000,000美元（約1,560,000,000港元）之優先票據。票據之實際數額、價格及到期日須因應完成巡迴推介後之市場氣氛而決定。

建議票據將由主要擔保人及附屬擔保人作出擔保，保證準時妥為支付票據之本金、溢價（如有）及利息以及票據項下一切其他應付款項。於市場推廣後，發行人與滙豐銀行將進行商討以釐定票據之利率、本金總額、發售價及最終條款及條件。於落實票據條款後，滙豐銀行、發行人與主要擔保人將訂立購買協議。

票據發行不一定進行。**本公司股東及有意投資者在買賣本公司證券時務請審慎行事。**

所得款項擬定用途

發行人擬將所得款項淨額撥作下列用途：

- 約103,600,000美元（約808,000,000港元）將用作償還於二零零六年十月二十日動用之發行人貸款融資。該筆貸款融資乃用於二零零六年十月二十六日收購秘魯公司（收購詳情載於本公司日期分別為二零零六年六月十四日、二零零六年九月八日及二零零六年十月十八日之公佈），而約5,000,000美元（約39,000,000港元）將用作償還有期貸款融資，此筆有期貸款融資乃用於支付於秘魯收購一家企業實體及漁船之部分購買價；
- 餘款將用作於秘魯收購額外漁船及加工廠房以及於物色到適合商機時於秘魯境外進行之其他收購事項，或會包括簽署新船舶經營協議及船舶經營協議項下之船舶租賃之預付款項；以及用作營運資金及一般企業用途。

二零零五年與二零零四年比較

營業額由二零零四年之235,200,000秘魯幣（約558,800,000港元）增加11,600,000秘魯幣（約26,400,000港元）或4.9%至二零零五年之246,800,000秘魯幣（約561,100,000港元）。營業額增加，主要由於魚粉及其相關產品的銷量及價格增加所致，惟部分增幅卻被魚油銷量下跌所抵銷。

經營溢利由二零零四年之29,000,000秘魯幣（約68,900,000港元）減少8,500,000秘魯幣（約19,600,000港元）至二零零五年之20,500,000秘魯幣（約46,600,000港元），原因為二零零五年捕撈季節短。經營溢利提高導致禁漁季節出現較高支出，而此支出又不能通過生產吸收。

純收入由二零零四年之14,800,000秘魯幣（約35,200,000港元）減少5,800,000秘魯幣（約13,000,000港元）至二零零五年之9,000,000秘魯幣（約20,500,000港元）。於二零零四年，Alexandra S.A.C.及其附屬公司由於獲得一間保險公司之機器損毀賠償（3,200,000秘魯幣）（約7,300,000港元）及通脹收益之調整（8,900,000秘魯幣）（約20,200,000港元），因而錄得較高溢利。

二零零四年與二零零三年比較

營業額由二零零三年之149,000,000秘魯幣（約335,500,000港元）增加86,200,000秘魯幣（約204,800,000港元）至二零零四年之235,200,000秘魯幣（約558,800,000港元）。營業額增加，主要由於二零零三年底收購多一間魚粉加工廠，使產量增加所致。

經營溢利由二零零三年之15,100,000秘魯幣（約34,000,000港元）增加13,900,000秘魯幣（約33,300,000港元）至二零零四年之29,000,000秘魯幣（約68,900,000港元）。經營溢利增加乃由於營業額增加所致。

純收入由二零零三年之3,600,000秘魯幣（約8,100,000港元）增加11,200,000秘魯幣（約26,600,000港元）至二零零四年之14,800,000秘魯幣（約35,200,000港元）。除稅及少數股東權益後溢利增加，主要由於一間保險公司之機器損毀賠償（3,000,000秘魯幣）（約7,100,000港元）及通脹風險之調整（5,800,000秘魯幣）（約13,800,000港元）所致。

上市

票據將指定於全國證券交易商協會(National Association of Securities Dealers Inc.)之PORTAL市場買賣。本公司原則上已獲新加坡證券交易所有限公司批准票據上市。預期票據將在紐約州紐約市透過美國存管信託公司(The Depository Trust Company)之設施，於收訖就此應付即時可用資金後交收。

主要擔保人及其附屬公司最新資料

預期將於二零零六年十二月一日或前後向選定有意機構投資者提供預期發出之發售備忘錄。發售備忘錄將載有主要擔保人及其附屬公司先前未曾刊發之若干業務及財務資料。本公司將於其網站 *http://www.pacificandes.com/Highlight/Extract_c.pdf* 刊登該等最新資料之摘要，其中重大部分載於下文。

ALEXANDRA S.A.C. 之業務

概覽

中漁已向Alexandra S.A.C.及其附屬公司收購於秘魯經營之13艘圍網捕撈船舶及4間總營運產能達每小時381公噸之魚粉及魚油加工廠。於二零零五年，Alexandra S.A.C.生產及銷售約105,000公噸魚粉及14,000公噸魚油。於二零零五年，其魚粉加工廠所用全部魚類原材料之其中44.0%由Alexandra S.A.C.本身之船舶捕撈，其餘56.0%採購自當地捕撈公司。由於收購以及Alexandra S.A.C.及其附屬公司合併至發行人(於二零零六年十一月一日生效並受若干條件規限)，因此發行人現時為先前與Alexandra S.A.C.及其附屬公司有關之所有資產、負債及權利之擁有人。

於13艘圍網捕撈船舶中，12艘為鐵殼船，1艘為木船。該等船舶之儲存量不一，介乎103立方米至372立方米，全部合計儲存量約為3,800立方米。該等船舶一般於其各自基地以外最多半徑250英里之水域範圍內進行圍網捕撈作業，每次出海時間為一至兩日。該等船舶利用衛星導航及探魚系統從事圍網捕撈作業。

於二零零五年，Alexandra S.A.C.主要透過秘魯之貿易公司將其95%以上之魚粉及魚油產品出口，再由該等貿易公司主要轉售至中國、德國、台灣及日本之客戶。其收入主要為美元。

中漁自二零零六年十一月一日以來一直經營該等於收購中購入之捕撈船舶及加工廠。由二零零六年十一月一日至二零零六年十一月二十一日，中漁於秘魯之船舶捕撈約26,000公噸鳳尾魚，而中漁之魚粉加工廠生產約9,000公噸魚粉及約1,500公噸魚油。

財務資料

以下討論乃有關Alexandra S.A.C.及其附屬公司於截至二零零三年、二零零四年、二零零五年十二月三十一日止年度以及截至二零零五年及二零零六年六月三十日止六個月之財務狀況及經營業績。Alexandra S.A.C.之歷史財務業績包括收購以外之若干資產(例如Chimbote廠)之業績。因此，有關業績對倘本公司已於過往期間完成收購並無指示作用。此外，下文所載之營運業績反映中漁管理層對Alexandra S.A.C.歷史財務報表所作之調整。

截至二零零六年六月三十日止六個月與截至二零零五年六月三十日止六個月比較

營業額由截至二零零五年六月三十日止六個月之161,600,000秘魯幣(約367,400,000港元)減少9,400,000秘魯幣(約22,500,000港元) 或5.8%至截至二零零六年六月三十日止六個月之152,200,000秘魯幣(約364,200,000港元)。營業額下跌，主要由於魚粉銷量減少，而魚粉銷量減少，則主要由於二零零六年上半年鳳尾魚之容許捕撈總數量較二零零五年上半年減少40%所致。魚粉銷量減少之影響，部分被魚粉及其相關產品的售價增加及中國與其他地方之魚粉需求上升所抵銷。

經營溢利由截至二零零五年六月三十日止六個月之28,000,000秘魯幣(約63,700,000港元)增加7,300,000秘魯幣(約17,500,000港元)或26.1%至截至二零零六年六月三十日止六個月之35,300,000秘魯幣(約84,500,000港元)。該項增加主要由於魚粉及其相關產品售價增加所致。

純收入由截至二零零五年六月三十日止六個月之16,000,000秘魯幣(約36,400,000港元)增加2,400,000秘魯幣(約5,700,000港元)或14.9%至截至二零零六年六月三十日止六個月之18,400,000秘魯幣(約44,000,000港元)。

* 僅供識別

償項

於二零零六年八月三十一日，Alexandra S.A.C.及其附屬公司有未償還債項合共20,900,000秘魯幣(約49,900,000港元)。根據日期為二零零六年六月十二日之股份購買協議，Alexandra S.A.C.及其附屬公司之該筆債項已於中漁就Alexandra S.A.C.及其附屬公司支付之經調整購買價扣除。

由於收購Alexandra S.A.C.及其附屬公司，中漁現時需要以現金向秘魯之第三方捕撈公司購買鳳尾魚原料。為此，發行人已獲得秘魯之銀行所授之若干營運資金融資35,000,000美元(約273,000,000港元)。此外，發行人向秘魯之銀行進行10,000,000美元(約78,000,000港元)之額外營運資金融資，為於秘魯採購原材料提供資金。於二零零六年十一月二十二日，本公司提取該等營運資金融資下約5,000,000美元(約39,000,000港元)。發行人預期將來能以該等類似的短期營運資金融資，以撥付原材料之採購金額。於二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年六月三十日，所動用之營運資金融資分別為53,400,000秘魯幣(約127,900,000港元)、39,000,000秘魯幣(約93,600,000港元)及52,900,000秘魯幣(約126,400,000港元)。於鳳尾魚捕撈高峰期(一般為每年五、六月)，未償還之營運資金融資金額明顯較高。

恢復股份買賣

應本公司要求，股份已自二零零六年十二月一日上午九時三十九分起暫停買賣。股份已暫停買賣以待本公佈刊發。本公司已向聯交所申請股份自二零零六年十二月四日上午九時三十分起恢復買賣。

釋義

本公佈內，下列詞語具有以下涵義：

「本公司」	指	太平洋恩利國際控股有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「滙豐銀行」	指	香港上海滙豐銀行有限公司
「發行人」	指	CFG Investment S.A.C.，於秘魯註冊成立之有限公司，為中漁集團有限公司之全資附屬公司，為發行票據而於最近成立
「上市規則」	指	聯交所證券上市規則
「票據」	指	發行人將予發行本金總額約200,000,000美元(約1,560,000,000港元)之優先票據
「發售備忘錄」	指	載有票據發行條款及條件之發售備忘錄
「主要擔保人」或「中漁」	指	中漁集團有限公司，根據開曼群島法例註冊成立之公司，其股份於新加坡證券交易所有限公司上市，為本公司間接非全資附屬公司
「秘魯公司」	指	Alexandra S.A.C.、Pesquera Victor S.A.C.及Pesquera Flor de Ilo S.R.L.，根據秘魯共和國法例註冊成立之公司(自二零零六年十一月一日起，秘魯公司與發行人合併，其本身不再存在)
「證券法」	指	經修訂一九三三年美國證券法
「聯交所」	指	香港聯合交易所有限公司
「附屬擔保人」	指	主要擔保人若干附屬公司
「秘魯幣」	指	秘魯共和國法定貨幣秘魯幣
「美元」	指	美利堅合眾國法定貨幣美元
「%」	指	百分比

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年十二月一日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。


SEC MAIL
RECEIVED
PROCESSING
JAN - 9 2007
SECTION



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 SEPTEMBER 2006 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "PAH Group") for the second quarter and first half year ended 30 September 2006.

This announcement is a summary of the announcement made by PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 13 November 2006. Hereinbelow is the unaudited consolidated results of PAH Group for the second quarter and first half year ended 30 September 2006, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 13 November 2006.

1(a). Unaudited Consolidated Income Statement for the Second Quarter and First Half Year ended 30 September 2006

	PAH Group					
	Second quarter ended		Increase/ (decrease)	First half year ended		Increase/ (decrease)
	30.09.2006	30.09.2005		30.09.2006	30.09.2005	
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Revenue	751,853	622,655	20.7	2,252,052	1,427,543	57.8
Cost of sales	(578,600)	(480,401)	20.4	(1,875,474)	(1,198,767)	56.5
Gross profit	173,253	142,254	21.8	376,578	228,776	64.6
Other operating income	1,879	188	899.5	2,889	1,009	186.3
Selling and distribution expenses	(6,161)	(23,492)	(73.8)	(13,936)	(29,444)	(52.7)
Administrative expenses	(10,858)	(15,920)	(31.8)	(37,955)	(33,459)	13.4
Finance costs	(31,863)	(21,074)	51.2	(61,736)	(37,080)	66.5
	126,250	81,956	54.0	265,840	129,802	104.8
Share of results of associates	724	(17)	4,358.8	832	(38)	2,289.5
Profit before taxation	126,974	81,939	55.0	266,672	129,764	105.5
Taxation	(7,390)	(880)	739.8	(9,923)	(1,380)	619.1
Profit for the period	119,584	81,059	47.5	256,749	128,384	100.0
Attributable to:						
Equity holders of PAH	58,228	46,603	24.9	128,618	87,315	47.3
Minority interests	61,356	34,456	78.1	128,131	41,069	212.0
	119,584	81,059	47.5	256,749	128,384	100.0
Other operating income including interest income	1,879	188	899.5	2,889	1,009	186.3
Interest on borrowings	(31,863)	(21,074)	51.2	(61,736)	(37,080)	66.5
Amortisation of deferred charter hire	(26,910)	(5,252)	412.4	(53,820)	(10,920)	392.9
Depreciation expenses	(6,205)	(4,105)	51.2	(10,097)	(5,801)	74.1
Foreign exchange gain (loss)	648	(1,162)	155.8	937	(904)	203.7

Notes:

a. Prior to 1 July 2005, the PAH Group equity accounted for its 36.93 % beneficial interest in China Fisheries International Limited ("CFIL") by including its proportionate share of individual line items of revenue, expenses, assets and liabilities in the PAH Group's accounts. CFIL was a jointly-controlled entity operating under a shareholders' agreement. With a restructuring of the CFIL group on 1 July 2005, prior to the initial public offering of shares of its holding company, China Fishery Group Limited ("China Fishery"), the shareholders' agreement was terminated. Consequently, the PAH Group has effective control over a combined 51.9% of the shares of China Fishery held through the 49.9% and 2% interests in China Fishery shares held respectively by Zhonggang Fisheries Limited ("Zhonggang") and Golden Target Pacific Limited ("Golden Target"). The PAH Group owns 70% and 100% of the equity of Zhonggang and Golden Target respectively. From 1 July 2005, China Fishery is a subsidiary and all its revenue, expenses, assets and liabilities are fully consolidated in the PAH Group's accounts. The 68.88% share of the net operating

2. Earnings per ordinary share

Earnings per ordinary share	PAH Group Second quarter ended		PAH Group First half year ended	
	30.09.2006	30.09.2005	30.09.2006	30.09.2005
(i) Based on weighted average number of ordinary shares in issue; and	HK8.79 cents	HK7.04 cents	HK19.42 cents	HK13.44 cents
(ii) On a fully diluted basis	HK8.79 cents	HK7.04 cents	HK19.42 cents	HK13.30 cents

3. Net asset value per ordinary share

	PAH Group		PAH	
	30.09.2006	31.03.2006	30.09.2006	31.03.2006
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$3.05	HK$2.79	HK$1.29	HK$1.36

4. A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business.

First half year ended 30 September 2006 ("1HFY2007") vs First half year ended 30 September 2005 ("1HFY2006")

As announced in the PAH Group's 2QFY2006 results and explained in section 1(a) of this announcement, with effect from 1 July 2005, the PAH Group accounted for 100% of consolidated revenue, expenses, assets and liabilities of China Fishery with a deduction in the income statement and balance sheet of China Fishery's minority interests. This contrasts with the proportionate consolidation of 36.9% equity interest on a line by line basis in FY2005 and has resulted in increases of various line items in 1HFY2007 relative to 1HFY2006.

In 1HFY2007, the PAH Group recorded total revenue of HK$2.3 billion, which signifies a 57.8% jump from HK$1.4 billion in 1HFY2006. Growth of gross profit outpaced that of revenue, posting HK$376.6 million, or 64.6% more than HK$228.8 million in the corresponding period last year.

Apart from increases brought about by the change in consolidation basis as explained above, the PAH Group's strong performance in 1HFY2007 can be attributed to increased contributions from its core frozen fish supply chain management business, as well as new growth impetus offered by its fast-growing fishing division.

By business divisions, frozen fish SCM accounted for 74.7% of total turnover, or HK$1.7 billion. This was an increase of 32.3% from 1HFY2006. Fishing accounted for 25.1% or HK$565.5 million, up 289.0% from the same period last year.

By geographical segmentation, the PRC remained as the PAH Group's biggest market, contributing 80.6% or HK$1.8 billion of total turnover. This was an increase of 49.0% over 1HFY2006, and underscores the highly robust demand for fish products in the country.

With the PAH Group gaining diversification in its client base over the last one year, sales derived from other markets accounted for a greater proportion of PAH Group turnover as compared to 1HFY2006. Due to sales of higher-value fish roe harvested and processed by the PAH Group's fishing division, Japan and Korea represented the second largest market, contributing 9.8% of total turnover, or HK$221.5 million, up 219.8%. With increased sales of frozen-at-sea fish fillets this year, sales to the European market grew 82.2% to account for 5.5% or HK$124.1 million of turnover.

In terms of operating expenses, finance costs and income tax provision attributed for most of the rise. Nevertheless, expenses grew at a lower rate as compared to profit growth, resulting in a 100.0% rise in net profit for the period (before minority interests) to HK$256.7 million. Taking into account minority interests, net profit

results and net assets of China Fishery held by other shareholders are deducted as minority interests. The change in basis of inclusion of revenue and expenses as explained above has contributed to fluctuation in various line items in the income statement for the first half year ended 30 September 2006 relative to the first half year ended 30 September 2005.

b. The net profit attributable to the equity holders of PAH, contributed by the frozen fish supply chain management ("frozen fish SCM") division and the fishing division (headed by China Fishery), is set out as follows:

	PAH Group					
	Second quarter ended			First half year ended		
	30.09.2006	30.09.2005	Increase	30.09.2006	30.09.2005	Increase
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Frozen fish SCM division	30,507	26,305	16.0	70,721	50,588	39.8
Fishing division	27,721	20,298	36.6	57,897	36,727	57.6
Net profit attributable to equity holders of PAH	58,228	46,603	24.9	128,618	87,315	47.3

1(b). Unaudited Consolidated Balance Sheet

	PAH Group	
	30.09.2006	31.03.2006
	HK$'000	*HK$'000*
NON-CURRENT ASSETS		
Property, plant and equipment	165,653	114,485
Investment properties	28,995	22,900
Goodwill	113,153	105,293
Deferred charter hire	800,670	604,890
Interests in associates	892	60
Other intangible assets	46,448	2,728
	1,155,811	850,356
CURRENT ASSETS		
Inventories	498,960	836,313
Trade receivables	787,347	1,376,174
Trade receivables with insurance coverage	526	1,186
Other receivables and prepayments	420,020	315,672
Current portion of deferred charter hire	107,640	107,640
Bills receivable	31,900	107,210
Advances to suppliers	46,550	–
Tax recoverable	831	549
Pledged deposits	357	70
Bank balances and cash	255,637	176,681
	2,149,768	2,921,495
CURRENT LIABILITIES		
Trade payables	75,030	46,123
Other payables	106,013	56,609
Income tax payable	10,262	6,675
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	3,414	2,682
Finance lease	1,536	–
Bank advances drawn on bills and discounted trade receivables with insurance coverage	34,415	117,856
Current portion of interest-bearing bank borrowings	972,538	1,558,135
	1,203,208	1,788,080
NET CURRENT ASSETS	946,560	1,133,415
NON-CURRENT LIABILITIES		
Finance lease	7,144	–
Interest-bearing bank borrowings	50,051	137,609
Deferred tax liabilities	23,300	570
	80,495	138,179
NET ASSETS	2,021,876	1,845,592
CAPITAL AND RESERVES		
Share capital	576,595	576,595
Reserves	777,493	709,774
Attributable to equity holders of PAH	1,354,088	1,286,369
Minority interests	667,788	559,223
TOTAL EQUITY	2,021,876	1,845,592

Notes:

a. Goodwill arose from (i) the acquisition of interest in CFIL by the PAH Group in prior years and represent the excess of consideration paid over the fair value of net assets of CFIL at the respective dates of acquisition of interests in equity of CFIL and (ii) the acquisition of a 100% equity interest in a Peruvian fishing company, Procesadora del Carmen S.A., by China Fishery Group Limited in 1QFY2006.

b. Deferred charter hire represent the prepayment made by CFIL for long term chartering of fishing vessels.

* *For identification purpose only*

attributable to equity holders of the PAH for 1HFY2007 was HK$128.6 million, or 47.3% higher than the corresponding period last year.

Second quarter of FY2007 ("2QFY2007") vs Second quarter of FY2006 ("2QFY2006")

In 2QFY2007, the PAH Group recorded a 20.7% year-on-year rise in revenue to HK$751.9 million. In line with global frozen seafood consumption patterns, the quarter, which falls in summer, was a period of seasonally lower sales. The PAH Group posted a 21.8% year-on-year rise in gross profit to HK$173.3 million.

This reflected the underlying strong fundamental demand for fish products, which has resulted in a 16.0% increase over 2Q last year in net profit attributable for the PAH Group's frozen fish SCM division to HK$30.5 million.

Furthermore, the PAH Group received earnings impetus from China Fishery's second Vessel Operating Agreement announced in February 2006 ("2nd VOA"), which has seen it double its fishing and onboard processing capabilities in the Pacific Ocean waters. Consequentially, the PAH Group's fishing division saw a 36.6% increase in net profit attributable to HK$27.7 million.

On lower operating expenses, offset by higher finance costs due in part to borrowings undertaken to expand the fishing division's operations and tax provisions made for a newly acquired subsidiary in Peru, the PAH Group improved its net profit for the period by 47.5% from HK$81.1 million to HK$119.6 million. Year-on-year, net profit attributable to equity holders of the PAH increased 24.9% from HK$46.6 million to HK$58.2 million.

Accordingly, gross profit margin was held relatively stable at 23.0%, while net profit margin before minority interests rose from 13.0% to 15.9%.

Balance Sheet

On lower inventory levels and receivables due to the traditionally low season, total current assets held by the PAH Group decreased by 26.4% from HK$2.9 billion as at 31 March 2006 to HK$2.1 billion as at 30 September 2006.

Non-current assets, on the other hand, increased by 35.9% from HK$850.4 million to HK$1.2 billion, due mainly to assets gained by China Fishery during this period. These primarily included deferred charter hire fees provided for as prepayment under China Fishery's new VOA announced in February 2006, as well as property, plant and equipment including vessels purchased to support the division's expansion of fishing operations in the Peruvian waters.

Current liabilities decreased 32.7% from HK$1.8 billion to HK$1.2 billion, due mainly to significantly lower bank advances drawn on bills and discounted trade receivables with insurance coverage that are in line with seasonally lower trade activities. Non-current liabilities have likewise decreased by 41.7% to HK$80.5 million, as the PAH Group's fishing division began principal repayment of a long-term bank loan drawndown last year in 1HFY2006.

5. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months.**

In the 12 months ahead, the management remains strongly positive on the global demand for fish products, and sees sustained robust growth of the PRC market. This is set to augment the need for the PAH Group's range of supply chain management services in the fishery industry.

In October 2006, the PAH Group's fishing division completed its acquisition of shares in one of Peru's top fishmeal processing companies, Alexandra SAC ("Alexandra"). This was a strategic move that has enabled the PAH Group to establish an immediate foothold in Peru, one of the world's most important fisheries, as well as the top producer and exporter of fishmeal worldwide.

Fishmeal, derived from the Peruvian Anchovy, is a sought-after product that is used in feed for the aquaculture, poultry and livestock farming industries. The PRC, where these industries are thriving, is a significant consumer of fishmeal. Given the PAH Group's established supply chain networks both within the PRC, as well as around the world, Alexandra is well-positioned to exploit the demand fully through a series of strategic initiatives planned.

The acquisition was completed opportunely ahead of the November start of Peru's peak fishing season. With prices of Peruvian fishmeal supported by strong global demand, the management believes that the PAH Group will rapidly and strongly reap the benefits of this acquisition. On the whole, barring unforeseen circumstances, the management is optimistic that the profitability of the PAH Group will be sustained in the second half of FY2007.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 13 November 2006



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

太平洋恩利（控股）有限公司
截至二零零六年九月三十日止第二季及上半年度之未經審核業績公布

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事」）欣然公布本公司擁有65%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」，其股份於新加坡證券交易所有限公司上市）及其附屬公司（「恩利控股集團」）截至二零零六年九月三十日止第二季及上半年度之未經審核綜合業績。

本公布為恩利控股於二零零六年十一月十三日遵照新加坡證券交易所有限公司之證券上市手冊編製公布之概要。以下為根據香港聯合交易所有限公司證券上市規則第13.09條之披露責任而刊發之恩利控股集團截至二零零六年九月三十日止第二季及上半年度之未經審核綜合業績。

恩利控股集團之未經審核綜合財務報表乃根據新加坡財務報告準則之規定妥善編製，並於二零零六年十一月十三日在新加坡證券交易所有限公司之網站www.sgx.com公布。

1(a). 截至二零零六年九月三十日止第二季及上半年度之未經審核綜合收益表

	恩利控股集團					
	截至下列日期止第二季			截至下列日期止上半年度		
	二零零六年九月三十日 千港元	二零零五年九月三十日 千港元	增加／(減少) %	二零零六年九月三十日 千港元	二零零五年九月三十日 千港元	增加／(減少) %
營業額	751,853	622,655	20.7	2,252,052	1,427,543	57.8
銷售成本	(578,600)	(480,401)	20.4	(1,875,474)	(1,198,767)	56.5
毛利	173,253	142,254	21.8	376,578	228,776	64.6
其他經營收入	1,879	188	899.5	2,889	1,009	186.3
銷售及分銷支出	(6,161)	(23,492)	(73.8)	(13,936)	(29,444)	(52.7)
行政支出	(10,858)	(15,920)	(31.8)	(37,955)	(33,459)	13.4
財務支出	(31,863)	(21,074)	51.2	(61,736)	(37,080)	66.5
	126,250	81,956	54.0	265,840	129,802	104.8
所佔聯營公司業績	724	(17)	4,358.8	832	(38)	2,289.5
除稅前溢利	126,974	81,939	55.0	266,672	129,764	105.5
稅項	(7,390)	(880)	739.8	(9,923)	(1,380)	619.1
期內溢利	119,584	81,059	47.5	256,749	128,384	100.0
下列應佔部分：						
恩利控股權益持有人	58,228	46,603	24.9	128,618	87,315	47.3
少數股東權益	61,356	34,456	78.1	128,131	41,069	212.0
	119,584	81,059	47.5	256,749	128,384	100.0
包括利息收入之其他經營收入	1,879	188	899.5	2,889	1,009	186.3
借貸利息	(31,863)	(21,074)	51.2	(61,736)	(37,080)	66.5
遞延船舶租賃攤銷	(26,910)	(5,252)	412.4	(53,820)	(10,920)	392.9
折舊支出	(6,205)	(4,105)	51.2	(10,097)	(5,801)	74.1
外匯兌換收益（虧損）	648	(1,162)	155.8	937	(904)	203.7

附註：

[illegible]

附註：

a. 商譽源自(i)恩利控股集團過往年度收購中漁國際之權益，乃指已付代價超出中漁國際資產淨值於收購中漁國際權益相關日期的公平值之金額；及(ii)中漁集團有限公司於二零零六財政年度第一季收購秘魯捕撈公司Procesadora del Carmen S.A.全部股本權益。

b. 遞延船舶租賃指中漁國際就長期租賃捕撈船舶之預付款項。

2. 每股普通股盈利

每股普通股盈利	恩利控股集團 截至下列日期止第二季		恩利控股集團 截至下列日期止上半年度	
	二零零六年九月三十日	二零零五年九月三十日	二零零六年九月三十日	二零零五年九月三十日
(i) 按已發行普通股之加權平均數為基準；及	8.79港仙	7.04港仙	19.42港仙	13.44港仙
(ii) 按全面攤薄為基準	8.79港仙	7.04港仙	19.42港仙	13.30港仙

3. 每股普通股之資產淨值

	恩利控股集團		恩利控股	
	二零零六年九月三十日	二零零六年三月三十一日	二零零六年九月三十日	二零零六年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股資產淨值	3.05港元	2.79港元	1.29港元	1.36港元

4. 恩利控股集團之業務表現回顧，使能對恩利控股集團業務有合理了解。

截至二零零六年九月三十日止上半年度（「二零零七財政年度上半年」）與截至二零零五年九月三十日止上半年度（「二零零六財政年度上半年」）

誠如恩利控股集團二零零六財政年度第二季所公布及本公布第1(a)節所闡釋，自二零零五年七月一日起，恩利控股集團按中漁全部綜合營業額、支出、資產及負債列賬，並於收益表及資產負債表就中漁少數股東權益作出扣減，而二零零五財政年度則以項目為基準按比例綜合36.9%股本權益，因而導致二零零七財政年度上半年多個項目對比二零零六財政年度上半年有所增加。

二零零七財政年度上半年，恩利控股集團之總營業額由二零零六財政年度上半年之1,400,000,000港元躍升57.8%至2,300,000,000港元。毛利之增長超越營業額，錄得376,600,000港元，較去年同期的228,800,000港元上升64.6%。

除上文所闡釋基於綜合賬目變動而帶來之增幅外，恩利控股集團於二零零七財政年度上半年表現強勁，此乃由於其核心冷凍魚類供應鏈管理業務帶來龐大增長貢獻以及迅速發展之捕撈部門提供增長推動力。

按業務部門而言，冷凍魚類供應鏈管理佔總營業額74.7%，或較二零零六財政年度上半年上升32.3%至1,700,000,000港元。捕撈則佔25.1%，或較去年同期飆升289.0%至565,500,000港元。

按地區分類而言，中國仍為恩利控股集團最大市場，佔總營業額80.6%，或較二零零六財政年度上半年上升49.0%至1,800,000,000港元，反映中國對魚產品需求非常殷切。

隨著恩利控股集團於過去一年的客戶基礎得以多元化擴展，與二零零六財政年度上半年比較，其他市場之銷售額所佔恩利控股集團營業額之比例增加。基於銷售恩利控股集團捕撈部門所捕獲及加工之較高價值魚子方面，日本及韓國為第二大市場，為總營業額帶來9.8%貢獻，或上

及負債均全部於恩利控股集團賬目綜合計算。其他股東所持中漁經營業績淨額及資產淨值所佔68.88%列作少數股東權益扣除。以上所闡釋計入營業額及支出之基礎變動，導致收錄二零零六年九月三十日止上半年度對比截至二零零五年九月三十日止上半年度之收益表內多個項目有所波動。

b. 冷凍魚類供應鏈管理部門以及由中漁領導之捕撈部門對恩利控股權益持有人應佔淨溢利所作貢獻載列如下：

	恩利控股集團					
	截至下列日期止第二季			截至下列日期止上半年度		
	二零零六年九月三十日	二零零五年九月三十日	增加	二零零六年九月三十日	二零零五年九月三十日	增加
	千港元	千港元	%	千港元	千港元	%
冷凍魚類供應鏈管理部門	30,507	26,305	16.0	70,721	50,584	39.8
捕撈部門	27,721	20,298	36.6	57,897	36,727	57.6
恩利控股權益持有人應佔淨溢利	58,228	46,603	24.9	128,618	87,315	47.3

1(b). 未經審核綜合資產負債表

	恩利控股集團	
	二零零六年九月三十日	二零零六年三月三十一日
	千港元	千港元
非流動資產		
物業、機器及設備	165,653	114,485
投資物業	28,995	22,900
商譽	113,153	105,293
遞延船舶租賃	800,670	604,890
於聯營公司之權益	892	60
其他無形資產	46,448	2,728
	1,155,811	850,356
流動資產		
存貨	498,960	836,313
貿易應收款項	787,347	1,376,174
已投保之貿易應收款項	526	1,186
其他應收款項及預付款項	420,020	315,672
遞延船舶租賃－即期部分	107,640	107,640
應收票據	31,900	107,210
墊付予供應商	46,550	—
可收回稅項	831	549
已抵押存款	357	70
銀行結存及現金	255,637	176,681
	2,149,768	2,921,495
流動負債		
貿易應付款項	75,030	46,123
其他應付款項	106,013	56,609
應繳所得稅	10,262	6,675
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	3,414	2,682
融資租約	1,536	-
已投保票據及貿易應收款項之貼現銀行融資	34,415	117,856
計息銀行借貸－即期部分	972,538	1,558,135
	1,203,208	1,788,080
流動資產淨值	946,560	1,133,415
非流動負債		
融資租約	7,144	—
計息銀行借貸	50,051	137,609
遞延稅項負債	23,300	570
	80,495	138,179
資產淨值	2,021,876	1,845,592
資本及儲備		
股本	576,595	576,595
儲備	777,493	709,774
恩利控股權益持有人應佔權益	1,354,088	1,286,369
少數股東權益	667,788	559,223
權益總額	2,021,876	1,845,592

* *僅供識別*

升219.8%至221,500,000港元。由於本年度冷凍魚排銷量增加，向歐洲市場作出之銷售上升82.2%至124,100,000港元，或佔營業額5.5%。

財務支出及所得稅撥備為經營開支上升之主要原因。然而，開支增長率低於溢利增長率，導致期內除少數股東權益前淨溢利增加100.0%至256,700,000港元。計及少數股東權益後，恩利控股權益持有人於二零零七財政年度上半年應佔淨溢利為128,600,000港元，較去年同期增加47.3%。

二零零七財政年度第二季與二零零六財政年度第二季

於二零零七財政年度第二季，恩利控股集團之收益錄得按年增長20.7%至751,900,000港元。該季度為夏季，該期間受季節因素影響導致銷售較低，故收益符合全球冷凍魚類消費模式。恩利控股集團之毛利按年上升21.8%至173,300,000港元。

此情況反映魚產具強勁之潛在基本需求，推動去年第二季度恩利控股集團冷凍魚類供應鏈管理部門應佔淨溢利躍升16.0%至30,500,000港元。

此外，恩利控股集團自中漁於二零零六年二月宣布之第二份船舶經營協議（「第二份船舶經營協議」）帶動下獲取盈利，該協議令中漁於太平洋水域之捕撈及船上加工能力倍增。因此，恩利控股集團捕撈部門應佔淨溢利增長36.6%至27,700,000港元。

由於較低營運開支藉由為擴充捕撈部門營運借貸獲取較高財務成本所抵銷，加上就於秘魯新收購附屬公司作出稅項撥備，恩利控股集團於期內之淨溢利亦由81,100,000港元改善47.5%至119,600,000港元。恩利控股權益持有人應佔淨溢利由去年之46,600,000港元增加24.9%至58,200,000港元。

因此，毛利率維持於23.0%相當穩定之水平，而除少數股東權益前之純利率則由13.0%上升至15.9%。

資產負債表

由於傳統淡季使存貨水平及應收款項減少，於二零零六年九月三十日，恩利控股集團擁有的流動資產由二零零六年三月三十一日的2,900,000,000港元減少26.4%至2,100,000,000港元。

另一方面，非流動資產由850,400,000港元增加35.9%至1,200,000,000港元，主要由於中漁於本期間賺取的資產所致。這些資產主要包括根據中漁於二零零六年二月宣布的新船舶經營協議須為遞延船舶租賃作預付款項撥備，以及購置物業、機器及設備（包括船舶），以便該部門在秘魯水域擴充捕撈業務。

流動負債由1,800,000,000港元減少32.7%至1,200,000,000港元，主要由於已投保票據及貿易應收款項之貼現銀行融資大幅減少，以配合貿易活動因季節因素影響而減少。由於恩利控股集團捕撈部門去年提取之長期銀行貸款於二零零六財政年度上半年開始償還本金，因此，非流動負債亦相應減少41.7%至80,500,000港元。

5. 於本公布日期恩利控股集團所從事之行業之主要趨勢及競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋。

展望未來12個月，管理層對於全球的魚產品需求仍抱持樂觀態度，相信中國市場持續強勁增長，此舉將令捕撈業增加對恩利控股集團供應鏈管理服務的需求。

於二零零六年十月，恩利控股集團捕撈部門完成收購秘魯一家著名魚粉加工公司Alexandra SAC（「Alexandra」）股份。是項策略使恩利控股集團能夠瞬間在秘魯建立穩固地位。秘魯為世界最重要的捕撈地區之一，亦是全球主要的魚粉生產商及出口商。

以秘魯有鯷魚製成的魚粉是深受水產、家禽及畜牧業歡迎的產品，主要用作飼料。在中國，水產、家禽及畜牧業發展蓬勃，為魚粉的一大用家。憑藉恩利控股集團在中國及世界各地所建立的供應鏈網絡，Alexandra正處於有利位置，透過一系列擬定的策略性措施，充分把握市場需求帶來的無限商機。

是項收購能於十一月秘魯捕撈繁忙季節開始前完成，相當有利。秘魯魚粉價格獲全球強大需求支持，管理層相信，恩利控股集團將很快能夠從是項收購中獲得豐厚回報。整體來說，除不可預見之情況外，管理層對恩利控股集團於二零零七財政年度下半年的業績充滿信心，相信本集團將繼續獲得盈利。

於本公布日期，本公司執行董事為黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年十一月十三日

LIABILITIES AND EQUITY

held by CFG Investment SAC.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

SEC MAIL RECEIVED PROCESSING
JAN - 9 2007
213 SECTION

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2006 OF CHINA FISHERY GROUP LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of China Fishery Group Limited ("China Fishery"), the Company's 20% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "China Fishery Group") for the third quarter and nine months ended 30 September 2006.

This announcement is a summary of the announcement made by China Fishery pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 13 November 2006. Hereinbelow is the unaudited consolidated results of China Fishery Group for the third quarter and nine months ended 30 September 2006, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of China Fishery Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 13 November 2006.

1(a) Unaudited Consolidated Income Statement for the Third Quarter and Nine Months ended 30 September 2006

The reporting currency of the China Fishery Group is in US dollars.

	China Fishery Group					
	Third quarter ended		Increase/	Nine months ended		Increase/
	30.09.2006	30.09.2005	(decrease)	30.09.2006	30.09.2005	(decrease)
	US$'000	*US$'000*	%	*US$'000*	*US$'000*	%
Revenue	39,314	24,190	62.5	121,008	77,324	56.5
Charter hire expenses	(7,993)	(3,477)	129.9	(25,491)	(12,633)	101.8
Vessel operating costs	(17,707)	(10,994)	61.1	(44,107)	(30,507)	44.6
Gross profit	13,614	9,719	40.1	51,410	34,184	50.4
Other operating income	7	8	(12.5)	86	98	(12.2)
Selling expenses	(363)	(1,807)	(79.9)	(965)	(2,985)	(67.7)
Administrative expenses	(145)	(254)	(42.9)	(2,486)	(1,540)	61.4
Finance costs	(901)	(619)	45.6	(2,432)	(1,052)	131.2
Profit before tax	12,212	7,047	73.3	45,613	28,705	58.9
Income tax	(792)	-	NM	(792)	-	NM
Profit for the period	11,420	7,047	62.1	44,821	28,705	56.1
Other operating income including interest income	7	8	(12.5)	86	98	(12.2)
Interest on borrowings	(901)	(619)	45.6	(2,432)	(1,052)	131.2
Amortisation of deferred charter hire	(3,450)	(1,400)	146.4	(10,350)	(4,200)	146.4
Depreciation expenses	(224)	(17)	1,217.6	(380)	(27)	1,307.4
Foreign exchange gain (loss)	36	(9)	500.0	(50)	7	814.3

1(b) Unaudited Consolidated Balance Sheet

	China Fishery Group	
	30.09.2006	31.12.2005
	US$'000	*US$'000*
ASSETS		
Current assets:		
Cash and cash equivalents	11,053	11,829
Trade receivables	499	2,143
Other receivables and prepayments	25,180	20,505
Deferred expenses	6,085	2,730
Current portion of deferred charter hire	13,800	5,600
Total current assets	56,617	42,807
Non-current assets:		
Deferred charter hire	102,650	39,200
Property, plant and equipment	9,405	524
Investment properties	781	-
Goodwill	1,008	-
Intangible assets	5,605	-
Total non-current assets	119,449	39,724
Total assets	176,066	82,531

As the China Fishery Group suspended fishing operations provisionally in the international waters of the South Pacific Ocean to elongate and refit selected vessels – which will significantly raise efficiency – selling expenses decreased over three consecutive quarters from US$3.0 million (approximately HK$23.4 million) to US$1.0 million (approximately HK$7.8 million) on lower freight expenses.

In tandem with the expanded scope of business operations, the China Fishery Group experienced a rise in administrative expenses from US$1.5 million (approximately HK$11.7 million) to US$2.5 million (approximately HK$19.5 million), which were due in part to the one-time impact from professional fees and public relations expenses incurred in respect of the China Fishery's Initial Public Offering ("IPO") on the Singapore Exchange in 1QFY2006. Finance costs had also risen from US$1.1 million (approximately HK$8.6 million) to US$2.4 million (approximately HK$18.7 million), attributable mainly to the timing of the drawdown of a US$40.0 million (approximately HK$312.0 million) long-term loan towards the end of 1HFY2005, which resulted in higher interest expenses incurred during 1HFY2006.

Profit after tax grew 56.1% from US$28.7 million (approximately HK$223.9 million) to US$44.8 million (approximately HK$349.4 million). While the China Fishery Group's operations up to 30 September 2006 did not incur any taxation charges, it has made a deferred tax provision of US$0.8 million (approximately HK$6.2 million) for potential revaluation gain on the fishing vessels and licences held by its Peruvian subsidiary, CFG Investment SAC.

Notwithstanding the slight deadline in gross profit margin to 42.5%, net profit margin for 9MFY2006 remained stable at 37.0%.

Third Quarter of FY2006 ("3QFY2006") vs Third Quarter of FY2005 ("3QFY2005")

In 3QFY2006, the China Fishery Group achieved a 62.1% year-on-year growth in net profit from US$7.0 million (approximately HK$54.6 million) to US$11.4 million (approximately HK$88.9 million), which tracked revenue growth of 62.5% from US$24.2 million (approximately HK$188.8 million) to US$39.3 million (approximately HK$306.5 million).

The China Fishery Group's strong performance in the quarter, traditionally the annual off-peak season for fishing in the North Pacific Ocean, was underpinned by strong selling prices of its products. More importantly, it reflected results of the management's endeavour to continually secure access to more fish resources and expand earning capabilities, the most recent being the obtaining of the 2nd VOA.

On a geographically segmented basis, the China Fishery Group continued to post increases in sales from its main market, the PRC. Sales of fish products to this important market jumped 36.6% in 3QFY2006 from US$12.0 million (approximately HK$93.6 million) to US$16.4 million (approximately HK$127.9 million), and accounted for 41.7% of the China Fishery Group's 3Q revenue base of US$39.3 million (approximately HK$306.5 million).

In 3QFY2006, the China Fishery Group increased its output of roe products and frozen-at-sea fish fillets. These have resulted in significant year-on-year increases in sales to the European, Japanese and Korean markets – 57.8% to US$10.7 million (approximately HK$83.5 million) for Europe, and 310.7% to US$12.3 million (approximately HK$95.9 million) for Japan and Korea. The two markets accounted for 27.1% and 31.2% of 3QFY2006 revenue respectively.

The significant increases in charter hire expenses and vessel operating costs to US$8.0 million (approximately HK$62.4 million) and US$17.7 million (approximately HK$138.1 million) respectively for 3QFY2006 were consistent with the commencement of the 2nd VOA.

Consequently, gross profit rose 40.1% from US$9.7 million (approximately HK$75.7 million) to US$13.6 million (approximately HK$106.1 million).

Administrative costs decreased by 42.9% to US$0.1 million (approximately HK$0.8 million) in 3QFY2006, while finance costs increased from US$0.6 million (approximately HK$4.7 million) to US$0.9 million (approximately HK$7.0 million) as the China Fishery Group obtained additional banking facilities for working capital purposes.

Profit before tax grew 73.3% from US$7.0 million (approximately HK$54.6 million) to US$12.2 million (approximately HK$95.2 million). During 3QFY2006, the China Fishery Group has made a deferred tax provision of US$0.8 million (approximately HK$6.2 million) for the potential revaluation gain on the fishing vessels and licences

非流動資產總值	119,449	39,724
資產總值	176,066	82,531
負債及資金		
流動負債：		
貿易應付款項	8,566	1,448
其他應付款項及未付款項	12,219	845
融資租約即期部分	197	—
銀行貸款即期部分	35,517	17,142
流動負債總額	56,499	19,435
非流動負債：		
融資租約	916	—
銀行貸款	5,961	22,858
遞延税項負債	2,914	—
	9,791	22,858
資本及儲備：		
股本	36,204	30,504
儲備	73,572	9,734
資金總額	109,776	40,238
負債及資金總額	176,066	82,531

2. 每股普通股盈利

	中漁集團 截至下列日期止第三季		中漁集團 截至下列日期止九個月	
	二零零六年九月三十日	二零零五年九月三十日	二零零六年九月三十日	二零零五年九月三十日
每股普通股盈利				
(i) 按已發行普通股之加權平均數為基準；及	3.15美仙	2.31美仙	12.55美仙	9.41美仙
(ii) 按全面攤薄為基準	不適用	不適用	不適用	不適用

作比較用途，截至二零零五年九月三十日止九個月之每股盈利乃按中漁集團於截至二零零五年九月三十日止九個月之溢利28,705,000美元除於二零零六年一月二十五日公開發售前股本305,040,000股股份計算。由於中漁股份並無轉換權，故每股攤薄盈利並不適用。

3. 每股普通股資產淨值

	中漁集團		中漁	
	二零零六年九月三十日	二零零五年十二月三十一日	二零零六年九月三十日	二零零五年十二月三十一日
按紀錄期間結算日現有已發行股本為基準之每股普通股資產淨值	0.30美元	0.11美元	0.22美元	0.11美元

作比較用途，每股普通股資產淨值乃按中漁集團於本期間結算日之資產淨值109,776,000美元（二零零五年十二月三十一日：40,238,000美元）及中漁於本期間結算日之資產淨值77,881,000美元（二零零五年十二月三十一日：38,609,000美元）除於二零零六年一月二十五日公開發售後股本362,040,000股股份計算。

4. 中漁集團業務表現回顧，使能對中漁集團業務有合理了解。

截至二零零六年九月三十日止九個月（「二零零六財政年度首九個月」）與截至二零零五年九月三十日止九個月（「二零零五財政年度首九個月」）

隨著於二零零六年二月宣布之第二份船舶經營協議（「第二份船舶經營協議」）開展，中漁集團於太平洋水域之捕撈及船上加工能力倍增，因此，其漁獲量於過去三季每季一直增加。透過持續致力優化船舶部署，中漁集團亦成功改善其收益及銷售組合。整體而言，於二零零六財政年度首九個月，淨溢利由28,700,000美元（約223,900,000港元）增加56.1%至44,800,000美元（約349,400,000港元），乃因中漁集團之營業額由77,300,000美元（約602,900,000港元）飆升56.5%至121,000,000美元（約943,800,000港元）所帶動。

按地區分類基準而言，中華人民共和國（「中國」）仍是中漁集團首要市場，於二零零六財政年度首九個月，魚產品銷售額由33,900,000美元（約264,400,000港元）躍升67.5%至56,700,000美元（約442,300,000港元）。

中漁集團於本年度捕獲更多如魚子產品等高價值產品，而向韓國及日本市場作出之銷售主要為魚子，故於二零零六財政年度首九個月，該等市場之銷售額由28,700,000美元（約223,900,000港元）上升62.8%至46,800,000美元（約365,000,000港元）。由於加工能力提升，中漁集團於本年度增加在捕撈船舶上加工冷凍魚排的數量，致使向偏愛魚排產品的歐洲市場作出之銷售亦由10,400,000美元（約81,100,000港元）增加56.9%至16,200,000美元（約126,400,000港元），成績令人鼓舞。

除税前溢利由7,000,000美元（約54,600,000港元）增加73.3%至12,200,000美元（約95,200,000港元）。於二零零六財政年度第三季，中漁集團已就CFG Investment SAC所持捕撈船舶及牌照之潛在重估收益作出遞延税項撥備800,000美元（約6,200,000港元）。

資產負債表

隨著銷售額增加，流動資產亦由二零零五年十二月三十一日之42,800,000美元（約333,800,000港元）增至二零零六年九月三十日之56,600,000美元（約441,500,000港元）。

於本期間結算日，非流動資產由39,700,000美元（約309,700,000港元）增至119,400,000美元（約931,300,000港元），主要由於根據二零零六年二月宣布之第二份船舶經營協議須為遞延船舶租賃作預付款項撥備。中漁集團購置辦公室及於秘魯購置捕撈船舶，用以支援其在南太平洋拓展捕撈業務之計劃，因此，物業、廠房及設備（包括船舶）由500,000美元（約3,900,000港元）增至9,400,000美元（約73,300,000港元）。價值5,600,000美元（約43,700,000港元）之無形資產亦計入中漁集團擁有的捕撈牌照。

流動負債由19,400,000美元（約151,300,000港元）增至56,500,000美元（約440,700,000港元），主要由於貿易及其他應付款項以及未付款項增加。此外，銀行貸款即期部分由17,100,000美元（約133,400,000港元）增至35,500,000美元（約276,900,000港元），主要由於取得新造短期銀行融資作為營運資金。由於中漁集團開始償還於去年提取之銀行貸款本金40,000,000美元（約312,000,000港元），非即期銀行貸款由22,900,000美元（約178,600,000港元）減至6,000,000美元（約46,800,000港元）。

於二零零六年九月三十日，股東權益總額由去年年底40,200,000美元（約313,600,000港元）增至109,800,000美元（約856,400,000港元）。

截至二零零六年九月三十日止九個月現金流量

於二零零六財政年度首九個月結束時，中漁集團有現金結餘11,100,000美元（約86,600,000港元），去年同期則有13,800,000美元（約107,600,000港元）。由於銷售額增加，來自經營業務之現金流入淨額由14,800,000美元（約115,400,000港元）大幅增至67,300,000美元（約524,900,000港元）。為擴充業務規模，投資活動所用現金（主要用於船舶租賃預付款項及購置廠房、物業及設備）由26,400,000美元（約205,900,000港元）相應增至94,700,000美元（約738,700,000港元）。計及中漁集團於二零零六財政年度第一季首次公開招股所得款項，融資活動所籌集的現金淨額由13,300,000美元（約103,700,000港元）增至26,700,000美元（約208,300,000港元）。整體來說，儘管為加強中漁集團長遠盈利能力而作出巨額資本開支，中漁集團於申報期間的現金及現金等值項目只輕微減少700,000美元（約5,500,000港元）。

5. 於本公布日期集團所從事行業之競爭條件及於下一個申報期間及未來12個月可能影響中漁集團之任何已知因素或事宜之註釋。

由於大幅擴充其捕撈業務範圍，中漁集團可更有效運用其漁獲資源。

於其後季度，管理層已策略性計劃於北太平洋取得較去年第四季最少高五倍之捕漁量。中漁集團之資源獲全球需求日增及魚價格飆升所支持。

於申報期間後，中漁集團及時於秘魯捕撈旺季十一月開始前，完成收購秘魯其中一家主要魚粉加工公司Alexandra SAC（「Alexandra」）。

在其資產項下，Alexandra SAC擁有13艘獲特許權可以捕撈有鯷魚及沙丁魚的船舶，以及四間位於策略發展地區秘魯沿岸具結合原材料加工產能每小時381公噸之魚粉／魚油加工廠。

透過是項收購，中漁集團有效多元化發展其魚粉生產，從而改善其產品，更能符合日益擴充以魚粉作飼料的水產養殖、家禽及畜牧業之需求。除經營其現有銷售網絡外，中漁集團將會藉Alexandra之客戶基礎擴大其客戶層。

Alexandra於二零零六年十一月及十二月之財務業績將綜合計入中漁集團二零零六財政年度第四季業績內。由於魚粉價格獲全球強大需求支持，中漁集團預計將很快從是項收購中獲得豐厚回報。

鑑於上述各項，中漁董事深信，儘管第四季傳統上為其捕撈部門淡季，中漁集團於二零零六財政年度第四季之業績將勝過二零零五財政年度第四季。

於本公布日期，本公司執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培團女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年十一月十三日

* *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

SEC MAIL RECEIVED PROCESSING SECTION JAN - 9 2007 WASH DC 213

ANNOUNCEMENT
ADOPTION OF SHARE AWARD PLAN

The Board is pleased to announce that the Company adopted a share award plan on 28 October 2006 for the benefit of the directors and the employees of the Group. The purpose of the Plan is to increase the Group's flexibility and effectiveness in its continuing efforts to recruit and motivate employees and directors of the Group to achieve superior performance.

Under the Plan, executive directors, non-executive directors (including independent non-executive directors) and employees of the Group, who in the opinion of the Remuneration Committee have contributed or will contribute to the success of the Group, are eligible to participate in the Plan subject to achievement of a performance target and/or satisfaction of the length of service specified by the Remuneration Committee.

Awards may be granted to connected persons of the Company which must be approved by the independent non-executive directors of the Company. In the event that an Award is to be granted to an independent non-executive director of the Company, such Award must be approved by members of the Remuneration Committee other than the relevant independent non-executive director of the Company. However, new Shares will not be issued to such connected persons pursuant to the Plan. The principal terms of the Plan are set out in this announcement.

The Plan does not constitute a share option scheme or an arrangement analogous to a share option scheme for the purpose of Chapter 17 of the Listing Rules.

A. INTRODUCTION

The Company has an existing Scheme which was adopted in accordance with Chapter 17 of the Listing Rules. In order to increase the Group's flexibility and effectiveness in its continuing efforts to recruit and motivate employees and directors of the Group, the Board wishes to announce that the Company adopted a share award plan on 28 October 2006, the principal terms of which are set out in this announcement.

B. OPERATION OF THE PLAN

1. Eligibility

The following persons shall be eligible to participate in the Plan:

(a) the executive directors and non-executive directors of the Group (including the independent non-executive directors); and

(b) employees of the Group who, in the opinion of the Remuneration Committee, have contributed or will contribute to the success of the Group.

In addition, such person must:

(a) be confirmed in his/her employment with the Group;

(b) have attained the age of twenty-one (21) years on or before the date on which the Award is to be granted; and

(c) not be an undischarged bankrupt and must not have entered into a composition with his creditors.

2. Participants

The Remuneration Committee may grant Awards to such eligible Participant(s), as it may select, provided that such selection shall be approved by the Board. The number of Shares which are the subject of each Award to be granted to a Participant in accordance with the Plan shall be determined at the absolute discretion of the Remuneration Committee (provided that such determination shall be approved by the Board), which shall take into account criteria such as his rank, job performance, creativity, innovativeness, entrepreneurship, level of responsibility, years of service and potential for future development, his or her contribution to the success and development of the Group and (in the case of a time-and-performance-based Award) the extent of effort and resourcefulness required to achieve the performance target within the prescribed period.

3. Details of Awards

There will be 2 types of Awards, namely time-based Awards and time-and-performance-based Awards. The Remuneration Committee shall decide, in relation to each Award to be granted to a Participant:

(a) the date on which the Award is to be granted;

(b) the number of Shares which are the subject of the Award;

(c) in the case of time-based Awards, the conditions in relation to the length of service to be satisfied prior to the vesting of the Award;

(d) in the case of time-and-performance-based Awards:

(i) the prescribed performance target(s);

(ii) the prescribed performance period during which the prescribed performance target(s) are to be fulfilled;

(iii) the extent to which Shares, which are the subject of that Award, shall be vested on the prescribed performance target(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the prescribed performance period; and

(iv) the prescribed conditions in relation to the length of service to be satisfied prior to the vesting of the Award;

(e) the prescribed vesting periods which shall not be more than 10 years from the date of grant of the Award concerned; and

(f) the prescribed schedule, if any, in accordance with which Shares or cash, which are the subject of that Award, shall be released at the end of each prescribed vesting period.

Subject to the provisions relating to the lapse of Awards described below, Awards shall be personal and non-transferable rights of the Participant concerned.

be granted under all other share option schemes of the Company, shall not exceed 10% of the issued share capital of the Company as at the date of adoption of the Plan. Awards lapsed in accordance with the terms of the Plan or share options lapsed in accordance with the terms of the Scheme, shall not be counted towards the 10% limit.

The limit of the number of securities which may be issued upon exercise of all outstanding share options under the Scheme and any other share option schemes of the Company and all Awards granted and to be granted under the Plan or any other share award plans of the Company shall not exceed 30% of the relevant class of securities of the Company in issue from time to time. No share options or Awards may be granted under the Scheme or the Plan if this will result in this limit being exceeded.

The number of existing Shares purchased from the market which may be delivered pursuant to Awards granted under the Plan, and the amount of cash which may be paid upon the release of such Awards in lieu of the Shares, will not be subject to any limit, as such methods will not involve the issuance of any new Shares.

7. Duration of the Plan

The Plan shall continue to be in force at the discretion of the Remuneration Committee so long as the Scheme remains in force (the expiry date of the Scheme is 8 September 2014), provided always that the Plan may continue beyond the above stipulated period with the approval of the shareholders of the Company by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the Plan, any Awards made to Participants prior to such expiry or termination will continue to remain valid.

8. Release of Awards

The Remuneration Committee may determine in its sole discretion to deliver the Shares to Participants upon the release of their Awards by way of:

(a) an issue of new Shares credited as fully paid; or

(b) the purchase of existing Shares by a professional brokerage house in the respective names of the Participants to be funded by the Company; or

(c) the payment of cash; or

(d) any combination of (a), (b) and/or (c) above.

In determining whether to issue new Shares or to purchase existing Shares for delivery to Participants or the payment of cash equivalent upon release of their Awards, the Remuneration Committee will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of issuing new Shares or purchasing existing Shares or paying a cash equivalent amount.

The Remuneration Committee shall have the discretion to determine whether the performance target has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Remuneration Committee shall have the right to make reference to the audited results of the relevant member of the Group or the Group as a whole, to take into account such factors as the Remuneration Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the performance target(s) if the Remuneration Committee decides that a changed performance target would be a fairer measure of performance.

The Awards may be granted to connected persons of the Group which must be approved by the independent non-executive directors of the Company. In the event that an Award is to be granted to an independent non-executive director of the Company, such Award must be approved by members of the Remuneration Committee other than the relevant independent non-executive director of the Company. However, new Shares will not be issued to such connected persons upon the vesting and release of the Awards.

9. Ranking of Shares

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the release of an Award shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant date of vesting, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

It is currently anticipated that Awards would be granted once a year. The Remuneration Committee shall not, however, grant Awards to any Participant (i) after a price sensitive event in relation to the securities of the Company has occurred or a price sensitive matter in relation to the securities of the Company has been the subject of a decision, until such price sensitive information has been published in the newspapers, or (ii) within the period commencing one month immediately preceding the earlier of: (a) the date of the Board meeting (as such date is first notified to The Stock Exchange of Hong Kong Limited in accordance with the Listing Rules) for approval of the Company's results for any yearly, half-yearly, quarterly or any other interim period (whether or not required under the Listing Rules); and (b) the deadline for the Company to publish an announcement of its results for any yearly, half-yearly, quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of such results announcement.

5. **Lapse of Awards**

Awards granted may lapse before vesting in any of the following circumstances:

(a) the termination of the employment of a Participant;

(b) the misconduct of a Participant;

(c) the lay-off, retirement, or death of a Participant;

(d) the bankruptcy of a Participant;

(e) the Participant, whose services have been seconded to a company within the Group, ceasing to be employed by the Group so seconded or the Participant's company by which he is employed, or to which he is seconded, ceasing to be a company within the Group;

(f) the Participant, being a director of any member of the Group, ceasing to be a director of the relevant company for any reason;

(g) a take-over, winding-up or reconstruction of the Company; and

(h) any other event approved by the Remuneration Committee.

Upon the occurrence of any of the events specified in paragraphs (a) and (b) above, an Award then held by a Participant shall, to the extent not yet vested, immediately lapse and the Participant shall have no claim whatsoever against the Company.

Upon the occurrence of any of the events specified in paragraphs (c), (d), (e), (f) and (h) above, the Remuneration Committee may, in its absolute discretion, preserve all or any part of any Award or declare that an Award has become vested or lapsed and the Participant shall have no claim against the Company, provided that such decision of the Remuneration Committee shall be approved by the Board.

Upon the occurrence of any of the events specified in paragraph (g) above, the Remuneration Committee will consider, at its discretion, whether or not to release any Award granted and will take into account all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant, provided that such decision of the Remuneration Committee shall be approved by the Board.

Shares which are the subject of Awards which have lapsed for any reason whatsoever may be the subject of further Awards granted by the Remuneration Committee under the Plan.

6. **Size of the Plan**

Limits on grant of Awards to individual Participant

The maximum number of Shares which are the subject of the Awards proposed to be granted to each Participant, together with (i) the Shares which are the subject of all Awards already granted to such Participant in the prior 12-month period; and (ii) the Shares issued and issuable upon the exercise of all share options already granted to such Participant under all share option scheme(s) of the Company (or any of the Company's subsidiaries) in the prior 12-month period, must not exceed 1% of the relevant class of securities of the Company in issue as at the proposed date of granting such Awards.

Should the above-mentioned limit is to be exceeded, approval from the shareholders of the Company by way of ordinary resolution at a general meeting of the Company, at which meeting such Participant and his associates shall abstain from voting on the relevant resolution, would be required before such limit is to be exceeded.

The maximum number of Shares which are the subject of the Awards proposed to be granted to a Participant who is a director or chief executive or substantial shareholder of the Company, together with (i) the Shares which are the subject of all Awards already granted to such Participant in the prior 12-month period; and (ii) the Shares issued and issuable upon the exercise of all share options already granted to such Participant under all share option scheme(s) of the Company (or any of the Company's subsidiaries) in the prior 12-month period, must not exceed 0.1% of the relevant class of securities of the Company in issue and must not have an aggregate value, based on the closing price of the securities at the date of each grant, in excess of HK$5 million.

Should any of the above-mentioned limits is to be exceeded, approval from the shareholders of the Company by way of ordinary resolution at a general meeting of the Company, at which meeting all the connected persons of the Company shall abstain from voting on the relevant resolution, would be required before such limit is to be exceeded.

Limits on size of Awards under the Plan

The total number of new Shares which may be issued pursuant to all Awards to be granted under the Plan shall not exceed 5% of the issued share capital of the Company as at the date of adoption of the Plan. In the event that the 5% limit is to be exceeded, the Company shall seek approval by the shareholders at a general meeting of the Company.

The total number of new Shares which may be issued pursuant to (a) all Awards to be granted under the Plan and (b) the exercise of all share options already granted and to be granted under the Scheme and all share options to

For identification purpose only

iv. Adjustment Events

Subject to the limits on size of the Plan described above, in the event of any variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, sub-division, consolidation, distribution or otherwise (other than an issue of Shares as consideration in respect of a transaction), such adjustments as the Remuneration Committee may in its sole discretion determine to be appropriate shall be made to (i) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet vested and/or; (ii) the nominal amount, class and/or number of Shares in respect of which future Awards may be granted under the Plan, provided that no adjustment shall be made to the extent that the effect of such adjustment would be to enable a Share to be issued at less than its nominal value or which would give a Participant a different proportion of the issued share capital of the Company as to which he was previously entitled. In respect of any adjustment required in the circumstances described above, other than any adjustment made on a capitalisation issue, the auditors for the time being of the Company must also confirm to the Remuneration Committee in writing that the adjustments satisfy the relevant terms of the Plan.

C. **SHARE PRICE**

If an Award is to be satisfied by way of a new issue of Shares, the issue price of such new Shares to be booked in the Company's accounts will be the closing price of the Shares stated in the Stock Exchange's daily quotations sheet on the date of release of such Award, which must be a business day.

If an Award is to be satisfied by way of existing Shares purchased from the open market, such purchase will be conducted via a professional brokerage house, which may purchase the Shares in the name of the Participants. The price of such Shares to be booked in the Company's accounts will be the purchase price of such existing Shares bought from the open market.

Both the issue price of the new Shares and the purchase price of the existing Shares mentioned above will be booked as remuneration expense (i.e. staff costs) in the profit and loss account of the Company.

D. **ADMINISTRATION AND MODIFICATION OF THE PLAN**

The Remuneration Committee shall have the power, from time to time, to make and vary such arrangements, guidelines and/or regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan. Any dispute and uncertainty as to the interpretation of the Plan, any rule, regulation or procedure thereunder or any rights under the Plan shall be determined by the Remuneration Committee.

Any or all the provisions of the Plan may be modified and/or altered at any time and from time to time by resolution of the Remuneration Committee, subject to the prior approval of the Board before such modifications or alterations become effective, except that no modification or alteration shall adversely alter the entitlements attached to any vested but not yet released Award without the prior written consent of the relevant Participant.

E. **OTHER INFORMATION**

The Plan does not constitute a share option scheme or an arrangement analogous to a share option scheme for the purpose of Chapter 17 of the Listing Rules.

Shares will be issued pursuant to the general mandate to issue shares to be granted to the Board by ordinary resolution of the Company from time to time. Each time the Remuneration Committee decides to issue new Shares to a Participant upon the release of an Award, the Company shall make an application to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in such new Shares prior to such issue.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Award"	in respect of the Plan means a contingent award of Shares granted thereunder
"Board"	the board of directors of the Company
"Company"	Pacific Andes International Holdings Limited, a company incorporated in Bermuda with limited liability
"connected person"	has the meaning as defined in the Listing Rules
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Participant"	means a director or an employee of the Group selected by the Remuneration Committee to be granted an Award under the Plan
"Plan"	the share award plan of the Company, the principal terms of which are set out in this announcement
"Remuneration Committee"	the remuneration committee of the Company which shall administer the Plan, currently comprising Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry, Mr. Yeh Man Chun, Kent, who are all independent non-executive directors of the Company, and Mr. Ng Joo Siang and Mr. Ng Joo Puay, Frank, who are executive directors of the Company
"Scheme"	the share option scheme of the Company approved by the shareholders of the Company on 9 September 2004
"Shares"	shares of HK$0.10 each in the capital of the Company

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 31 October 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公布全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

公布

採納股份獎勵計劃

董事會欣然宣布，本公司於二零零六年十月二十八日就本集團董事及僱員利益採納股份獎勵計劃。該計劃旨在提高本集團持續招攬及鼓勵本集團僱員及董事達致卓越表現之靈活彈性及效益。

根據該計劃，本集團執行董事、非執行董事（包括獨立非執行董事）及薪酬委員會認為曾經或將會對本集團成功有所貢獻之僱員均符合資格參與該計劃，惟須達到薪酬委員會指定之表現目標及／或完成薪酬委員會指定之服務年期。

有關獎勵可授予須經本公司獨立非執行董事批准之本公司關連人士。倘向本公司獨立非執行董事授予獎勵，有關獎勵必須經有關本公司獨立非執行董事以外之薪酬委員會成員批准。然而，將不會根據該計劃向該等關連人士發行新股份。該計劃之主要條款載於本公布。

就上市規則第17章而言，該計劃不會構成購股權計劃或類似購股權計劃之安排。

A. **緒言**

本公司已根據上市規則第17章採納現有計劃。為提高本集團持續招攬及鼓勵本集團僱員及董事之靈活彈性及效益，董事會謹此宣布，本公司於二零零六年十月二十八日採納股份獎勵計劃，該計劃之主要條款載於本公布。

B. **該計劃之運作**

1. **資格**

下列人士符合資格參與該計劃：

(a) 本集團執行董事及非執行董事（包括獨立非執行董事）；及

(b) 薪酬委員會認為曾經或將會對本集團成功有所貢獻之本集團僱員。

此外，有關人士必須：

(a) 確實受僱於本集團；

(b) 於授出獎勵當日或之前滿二十一(21)歲；及

(c) 並非未償清債務的破產人士及不得與彼之債權人訂有和解協議。

2. **參與人士**

薪酬委員會可向其選定之該等合資格參與人士授出獎勵，惟有關甄選須獲董事會批准。根據該計劃授予參與人士之每份獎勵所涉及股份數目由薪酬委員會經計及下列各項後全權酌情釐定，有關決定須獲董事會批准：該名參與人士之職位、工作表現、創意、創新、企業領導能力、職責、服務年期及日後發展潛力、對本集團成功及發展之貢獻以及（倘為按時間和表現釐定之獎勵）於指定期間內為達到表現目標所需付出之努力及資源等基準。

3. **獎勵詳情**

該計劃項下將有兩類獎勵，分別為按時間釐定之獎勵及按時間和表現釐定之獎勵。薪酬委員會將就授予參與人士之每份獎勵決定：

(a) 將予授出獎勵之日期；

(b) 獎勵所涉及股份數目；

(c) 倘為按時間釐定之獎勵，獎勵歸屬前須完成服務年期之條件；

(d) 倘為按時間和表現釐定之獎勵：

(i) 指定表現目標；

(ii) 須完成指定表現目標之指定表現期間；

(iii) 於指定表現期間結束時，就全部或部分達成或超出或未達成（視情況而定）指定表現目標而歸屬之該獎勵所涉及股份；及

(iv) 歸屬獎勵前須完成有關服務年期之指定條件；

根據(a)該計劃項下授出之所有獎勵及(b)所有根據計劃已授出及將予授出購股權以及根據本公司所有其他購股權計劃將予授出之所有購股權獲行使而可能發行之新股份總數，不得超過採納該計劃日期本公司已發行股本10%。根據該計劃條款失效之獎勵或根據計劃條款失效之購股權將不被計入10%限額。

計劃及本公司任何其他購股權計劃項下所有尚未行使購股權以及該計劃或本公司任何其他股份獎勵計劃項下已授出及將予授出之所有獎勵獲行使而可能發行之證券數目限額，不得超過本公司不時已發行之有關類別證券30%。倘超出該限額，則不得根據計劃或該計劃授出任何購股權或獎勵。

自市場購入就可能根據該計劃項下授出獎勵交付之現有股份數目，及發放有關獎勵時可能支付現金代替股份之金額並無任何限額，此乃由於該等方法並不涉及發行任何新股份。

7. **該計劃之年期**

只要計劃維持有效（計劃將於二零一四年九月八日屆滿），該計劃將按薪酬委員會酌情決定一直有效，惟倘經本公司股東於股東大會透過普通決議案批准及當時可能需要之任何相關機構批准，該計劃可於上述期間屆滿後繼續生效。

即使該計劃屆滿或終止，任何於屆滿或終止前已向參與人士作出之獎勵將繼續維持有效。

8. **發放獎勵**

薪酬委員會可全權決定於發放獎勵時以下列方式向參與人士交付股份：

(a) 發行入賬列作繳足新股份；或

(b) 透過專業經紀公司以參與人士名義購入現有股份，並由本公司提供資金；或

(c) 支付現金；或

(d) 上文(a)、(b)及／或(c)項之任何合併辦法。

決定發行新股份或購入現有股份以向參與人士交付股份或於發放獎勵時支付等額現金時，薪酬委員會將考慮（包括但不限於）將予交付之股份數目，當時股份市價及本公司發行新股份或購入現有股份或支付等額現金之成本等因素。

薪酬委員會可全權決定是否已達到全部或部分表現目標，或已超出該目標。薪酬委員會有權就此參考本集團相關成員公司或本集團整體之經審核業績，及考慮薪酬委員會認為相關之因素，如會計方法變動、稅項及非經常事項，並於薪酬委員會認為更改表現目標可更公平計算表現時，修訂表現目標。

本公司可向本集團關連人士授出獎勵，惟必須獲本公司獨立非執行董事批准。倘向本公司獨立非執行董事授出獎勵，該獎勵必須獲有關本公司獨立非執行董事以外之薪酬委員會成員批准。然而，本公司將不會於獎勵歸屬及發放時向該關連人士發行新股份。

9. **股份之地位**

於發放獎勵時配發及發行之新股份，以及由本公司購入作轉讓之現有股份將可享有所有權利，包括收取就當時現有股份已宣派或建議分派而記錄日期為相關歸屬日期或之後之股息

(d) 歸屬獎勵前須完成有關服務年期之指定條件；

(e) 指定歸屬期間不得超過授出有關獎勵之日起計10年；及

(f) 於各指定歸屬期間結束時發放該獎勵所涉及股份或現金之指定時間表（如有）。

在下述有關獎勵失效之條文規限下，獎勵將為有關參與人士之個人權利，不可轉讓。

4. 時間

現時預期將每年授出一次獎勵。然而，薪酬委員會不得於以下情況向任何參與人士授出獎勵：(i)於發生可影響本公司證券價格之事件或作出可能影響本公司證券價格之決定後，直至有關可能影響價格資料於報章刊登；或(ii)於緊接下列較早時限前一個月起：(a)批准本公司任何年度、半年度、季度或任何其他中期期間之業績（不論是否按照上市規則規定）之董事會會議日期，有關日期須根據上市規則先行知會香港聯合交易所有限公司；及(b)本公司刊登其任何年度、半年度、季度或任何其他中期期間之業績（不論是否按照上市規則規定）公布，直至有關業績公布日期止。

5. 獎勵失效

授出之獎勵歸屬前或會於下列任何情況失效：

(a) 參與人士終止受聘；

(b) 參與人士行為失當；

(c) 參與人士遭遣散、退休或身故；

(d) 參與人士破產；

(e) 派駐向本集團旗下公司提供服務之參與人士終止受僱於本集團或參與人士受僱之公司或彼被派駐公司終止為本集團旗下公司；

(f) 為本集團任何成員公司董事之參與人士因任何理由終止為有關公司之董事；

(g) 本公司遭收購、清盤或重組；及

(h) 薪酬委員會批准之任何其他事件。

倘發生上文(a)及(b)段所述任何事件，參與人士當時持有之獎勵之未歸屬部分將即時失效，而參與人士不得向本公司索償。

倘發生上文(c)、(d)、(e)、(f)及(h)段所述任何事件，薪酬委員會可酌情保留任何獎勵之全部或任何部分或宣布獎勵已歸屬或失效，而參與人士不得向本公司索償，惟薪酬委員會之決定須獲董事會批准。

倘發生上文(g)段所述任何事件，薪酬委員會將酌情考慮是否發放任何已授出獎勵，並將按個別基準計及所有情況，包括（但不限於）該名參與人士所作出貢獻，惟薪酬委員會之決定須獲董事會批准。

薪酬委員會可根據該計劃就因任何理由失效之獎勵所涉及股份進一步授出獎勵。

6. 該計劃之規模

向個別參與人士授出獎勵之限額

建議授予個別參與人士之獎勵所涉及股份數目，連同(i)於過去十二個月已授予該參與人士之所有獎勵所涉及股份；及(ii)於過去十二個月根據本公司（或本公司任何附屬公司）所有購股權計劃已授予該參與人士之所有購股權獲行使而已發行及可發行之股份計算，最多不得超過於建議授出有關獎勵之日本公司有關類別已發行證券之1%。

倘超出上述限額，則須於本公司股東大會以普通決議案經本公司股東批准，會上有關參與人士及彼之聯繫人士須就有關決議案放棄投票，方可授出超過該限額之獎勵。

建議授予為本公司董事、行政總裁或主要股東之參與人士之獎勵所涉及股份數目，連同(i)於過去十二個月已授予該參與人士之所有獎勵所涉及股份；及(ii)於過去十二個月根據本公司（或本公司任何附屬公司）所有購股權計劃已授予該參與人士之所有購股權獲行使而已發行及可發行之股份計算，最多不得超過本公司有關類別已發行證券之0.1%，按證券於各授出日期之收市價計算之總值亦不得超逾5,000,000港元。

倘超出上述限額，則須於本公司股東大會以普通決議案經本公司股東批准，會上所有本公司關連人士須就有關決議案放棄投票，方可授出超過該限額之獎勵。

該計劃項下獎勵之規模限額

根據該計劃授出之所有獎勵可能發行之新股份總數不得超過採納該計劃日期本公司已發行股本5%。倘超過5%限額，則本公司將於本公司股東大會徵求股東同意。

勵之現有股份將可享有所有權利，包括收取就當時現有股份已宣派或建議分派而記錄日期為相關歸屬日期或之後之股息或其他分派，並將於所有其他方面與當時已發行之其他現有股份享有同等權益。

10. 調整事項

在上文所述該計劃規模之限額規限下，倘本公司已發行普通股本出現任何變動（不論以溢利或儲備撥充資本或供股、削減、拆細、合併、分派或其他方式（發行股份作為交易代價除外）），將對以下各項作出薪酬委員會可能全權認為適當之調整：(i)獎勵項下尚未歸屬之股份面值、類別及／或數目及／或；(ii)日後根據該計劃可能授出之獎勵之股份面值、類別及／或股份數目，惟不得作出調整，致使股份按低於其面值發行，或賦予參與人士有別於其先前所享有本公司已發行股本比例。倘上文所述情況須作出任何調整，除就資本化發行已作出之任何調整外，本公司當時之核數師亦必須向薪酬委員會書面確認該等調整符合該計劃相關條款。

C. 股價

倘獎勵以發行新股份形式支付，就該等新股份將記錄於本公司賬目之發行價將為有關獎勵發放日期（必須為營業日）聯交所每日報價表所報股份收市價。

倘獎勵以於公開市場購入現有股份之形式支付，有關購入將透過專業經紀公司進行，並將以參與人士之名義購入股份。就該等新股份將記錄於本公司賬目之價格將為自公開市場買入現有股份之購入價。

上述新股份之發行價及現有股份之購入價將於本公司損益表列作薪酬開支（即員工成本）。

D. 該計劃之管理及修訂

薪酬委員會有權就該計劃之推行及管理不時作出及修訂與該計劃不一致之安排、指引及／或規則。有關該計劃之詮釋、該計劃項下任何規則、規例或程序或該計劃項下任何權利之任何爭議及不確定事宜，將由薪酬委員會決定。

薪酬委員會可隨時或不時以決議案對該計劃之任何或全部條文作出修訂及／或改動，惟必須於該修訂或改動生效前先獲董事會批准，不得在未獲相關參與人士同意下作出對任何已歸屬但尚未發放之獎勵所附權利作出修訂或改動。

E. 其他資料

就上市規則第17章而言，該計劃不會構成購股權計劃或類似購股權計劃之安排。

股份將根據本公司不時透過普通決議案授予董事會發行股份之一般授權發行。薪酬委員會每次決定就發放獎勵向參與人士發行新股份時，本公司將於發行前向香港聯合交易所有限公司申請批准該等新股份上市及買賣。

釋義

本公布內，除文義另有所指外，以下詞語具有以下涵義：

「獎勵」	指	就該計劃而言，根據該計劃可能授出之股份獎勵
「董事會」	指	本公司董事會
「本公司」	指	太平洋恩利國際控股有限公司，於百慕達註冊成立之有限公司
「關連人士」	指	具有上市規則所界定涵義
「本集團」	指	本公司及其附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「參與人士」	指	由薪酬委員會選定將根據該計劃獲授予獎勵之本集團董事或僱員
「該計劃」	指	本公司之股份獎勵計劃，其主要條款載於本公布
「薪酬委員會」	指	將執行該計劃之本公司薪酬委員會，現時成員包括本公司獨立非執行董事劉嘉彥先生、郭琳廣先生及葉文俊先生，以及本公司執行董事黃裕翔先生及黃裕培先生
「計劃」	指	本公司股東於二零零四年九月九日批准之本公司購股權計劃
「股份」	指	本公司股本中每股面值0.10港元之股份

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年十月三十一日

於本公布日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培園女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEC MAIL RECEIVED PROCESSING SECTION JAN - 9 2007 WASH, DC 213



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

MAJOR TRANSACTION
CURRENT STATUS OF THE POSSIBLE ACQUISITION OF THE PERUVIAN COMPANIES

Reference is made to the announcements of the Company dated 14 June 2006 regarding the possible acquisition of the Peruvian Companies, the announcement of the Company dated 8 September 2006 regarding the first and second amendments to the Share Purchase Agreement and the announcements of the Company dated 5 July 2006, 4 August 2006 and 29 September 2006 regarding the delay in despatch of the Circular to shareholders of the Company (collectively referred to as the "**Announcements**").

A Circular containing further information of the Share Purchase Agreement dated 12 June 2006 (including amendments thereto) is expected to be despatched to the shareholders of the Company on or around 15 November 2006.

Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

On 16 October 2006 (Peruvian Time), the Purchaser, the Alexandra Shareholders, the Peruvian Companies and CFGL further entered into a third amendment to the Share Purchase Agreement (the "**Third Amendment**") to make further minor amendments to the Share Purchase Agreement.

The Board is pleased to announce that the Alexandra Shareholders have delivered the Completion Accounts to the Purchaser on 22 September 2006. Pursuant to the Completion Accounts, the following preliminary adjustments to the Consideration of US$100 million (approximately HK$780 million) have been identified:

(a) an upward working capital adjustment of approximately US$9.97 million (approximately HK$77.77 million); and

(b) a downward financial liability adjustment of approximately US$6.39 million (approximately HK$49.84 million).

Accordingly, subject to the Preliminary Final Accounts (as defined below), the net adjustment to the Consideration is an increase of approximately US$3.58 million (approximately HK$27.92 million). Such increase represents a corresponding increase in the value of assets acquired.

The parties to the Third Amendment further agreed that the Balance Payment Date, being the date for completion of the Acquisition, shall occur on or before 2 November 2006, or, unless otherwise agreed by the parties and subject to the provisions of the Third Amendment, the Balance Payment Date may be extended to no later than 6 November 2006.

On 16 October 2006, the Purchaser and the Alexandra Shareholders entered into a letter of instructions (the "**Letter of Instructions**") and pursuant to which, the Purchaser and Alexandra Shareholders shall deliver to the agent jointly instructed by the two parties (the "**Agent**") all documents specified in the Letter of Instructions no later than 25 October 2006, 9:00 a.m. (Peruvian Time). These documents include the stock ledger of Alexandra and Pesquera Victor and the undated entries evidencing the transfer of the entire issued share capital of Alexandra and Pesquera Victor, the Alexandra's shareholders meeting books, Pesquera Victor's shareholders meeting books and Pesquera Flor's partners meeting books. The Agent's role is purely administrative and he is required to act in accordance with the terms contained in the Letter of Instructions in order to enhance the completion procedures of the Acquisition.

Pursuant to the Third Amendment, the Alexandra Shareholders shall proceed to prepare and deliver to the Purchaser the preliminary final accounts (the "**Preliminary Final Accounts**") within eighteen (18) Business Days following the Balance Payment Date. The Purchaser shall indicate in writing its agreement or disagreement with the Preliminary Final Accounts within fourteen (14) Business Days from the date the Purchaser has received the Preliminary Final Accounts. Once the Preliminary Final Accounts has been accepted by the Purchaser, they will become the definitive final accounts. The definitive final accounts will be used by the parties in determining the final adjustments to the Consideration and subsequently, the additional consideration payment, if any, required to be paid by any party to the other.

Pursuant to a public deed dated 27 September 2006 entered into between GLB and Alexandra, 50 shares of Pesquera Flor, representing 0.02% of the issued share capital of Pesquera Flor, were transferred to Alexandra from GLB on the same day. As such, the 0.02% of the issued share capital of Pesquera Flor will no longer constitute part of the Sale Shares and Alexandra became the sole shareholder of Pesquera Flor, holding the entire issued share capital of Pesquera Flor. Notwithstanding the aforementioned transfer, upon completion of the Acquisition, the Purchaser will indirectly wholly-own the shares in Pesquera Flor through its holding of the entire issued share capital of Alexandra.

As such, the corporate structure of the Company and the Peruvian Companies immediately after Completion will be as follows:


The Company
65.1%
PAH
84.3%
CFGL
100%
The Purchaser
100%
Alexandra
0.0029%
99.9971%
100%
Pesquera Flor
Pesquera Victor

Note: Upon Completion, instead of the Purchaser directly holding 0.02% of the issued share capital of Pesquera Flor and Alexandra directly holding the other 99.98%, as initially provided for in the Share Purchase Agreement, the Purchaser will directly hold 100% of the issued share capital of Alexandra, which will in turn directly hold 100% of the issued share capital of Pesquera Flor.

A Circular containing further information of the Share Purchase Agreement dated 12 June 2006 (including amendments thereto), is expected to be despatched to the shareholders of the Company on or around 15 November 2006.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 18 October 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

主要交易
可能收購秘魯公司目前之進展

茲提述本公司就可能收購秘魯公司所刊發日期為二零零六年六月十四日之公佈，本公司就購股協議之第一項及第二項修訂所刊發日期為二零零六年九月八日之公佈，以及本公司就押後向本公司股東寄發通函所刊發日期為二零零六年七月五日、二零零六年八月四日及二零零六年九月二十九日之公佈（統稱「該等公佈」）。

預期載有日期為二零零六年六月十二日之購股協議進一步詳情（包括有關修訂）之通函將於二零零六年十一月十五日或前後寄交本公司股東。

本公佈所用詞彙與該等公佈所界定或採用者具有相同涵義。

於秘魯時間二零零六年十月十六日，買方、Alexandra股東、秘魯公司與中漁進一步訂立購股協議之第三項修訂（「第三項修訂」），以對購股協議進一步作出輕微修訂。

董事會欣然宣佈，Alexandra股東已於二零零六年九月二十二日將完成賬目送交買方。根據完成賬目，已識別以下對代價100,000,000美元（約780,000,000港元）作出之初步調整：

(a)　營運資金調高約9,970,000美元（約77,770,000港元）；及

(b)　財務負債下調約6,390,000美元（約49,840,000港元）。

因此，在初步末期賬目（定義見下文）規限下，代價之調整淨額為增加約3,580,000美元（約27,920,000港元）。該增加即所收購資產值之相應增幅。

第三項修訂各訂約方進一步同意清付日期（即收購事項完成日期）將為二零零六年十一月二日或之前，或除非各訂約方另有協定外，並受第三項修訂條文之規限，清付日期可延遲至不遲於二零零六年十一月六日。

於二零零六年十月十六日，買方與Alexandra股東訂立指示函件（「指示函件」），據此，買方與Alexandra股東須最遲於秘魯時間二零零六年十月二十五日上午九時正前將指示函件所指定一切文件送交雙方共同指定之代理（「代理」）。該等文件包括Alexandra與Pesquera Victor之股東分戶賬及證明轉讓Alexandra及Pesquera Victor全部已發行股本之無日期記錄、Alexandra股東會議記錄、Pesquera Victor股東會議記錄及Pesquera Flor之合夥人會議記錄。代理之角式純粹為擔任行政工作，並須根據指示函件所載條款行事，以改善收購事項之完成程序。

根據第三項修訂，Alexandra股東須於清付日期後十八(18)個營業日內着手編製初步末期賬目（「初步末期賬目」），並提交買方。買方須於收訖初步末期賬目之日起計十四(14)個營業日內以書面指示是否同意初步末期賬目。買方一經接納初步末期賬目，初步末期賬目將成為最終末期賬目。訂約方將按最終末期賬目釐定對代價之最終調整及其後任何訂約方須付予另一方之額外代價（如有）。

根據GLB與Alexandra所訂立日期為二零零六年九月二十七日之公共契據，50股Pesquera Flor股份（相當於Pesquera Flor已發行股本0.02%）已經於同日由GLB轉讓予Alexandra。因此，Pesquera Flor 0.02%已發行股本將不再構成銷售股份其中部分，而Alexandra則成為Pesquera Flor之唯一股東，持有Pesquera Flor全部已發行股本。儘管上述轉讓，於收購事項完成後，買方透過其持有Alexandra全部已發行股本，將間接全資擁有Pesquera Flor股份。

因此，本公司及秘魯公司於緊隨完成交易後之公司結構將如下：


本公司
65.1%
恩利控股
84.3%
中漁
100%
買方
100%
Alexandra
0.0029%
99.9971%
100%
Pesquera Flor
Pesquera Victor

附註：　完成交易後，買方將直接持有Alexandra全部已發行股本，而Alexandra將直接持有Pesquera Flor全部已發行股本，而非如購股協議初步資料，買方及Alexandra分別直接持有Pesquera Flor已發行股本0.02%及99.98%。

預期載有日期為二零零六年六月十二日之購股協議進一步詳情（包括有關修訂）之通函將於二零零六年十一月十五日或前後寄交本公司股東。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄔乃銘

香港，二零零六年十月十八日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄔鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄔乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


SEC MAIL PROCESSING
RECEIVED
JAN - 9 2007
WASH, DC
213
SECTION



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE MAJOR TRANSACTION

CURRENT STATUS OF THE POSSIBLE ACQUISITION OF THE PERUVIAN COMPANIES

Reference is made to the Announcements regarding the Acquisition of the Peruvian Companies. The despatch of the Circular to the Shareholders regarding the Acquisition of the Peruvian Companies will be further postponed. It is currently expected that the Circular will be despatched on or before 29 December 2006.

DELAY IN DESPATCH OF CIRCULAR

Reference is made to the announcements of the Company dated 14 June 2006, 8 September 2006 and 18 October 2006 regarding the Acquisition of the Peruvian Companies (collectively referred to as the "**Announcements**") and the announcements of the Company dated 5 July 2006, 4 August 2006 and 29 September 2006 regarding the delay in despatch of the Circular. Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

Pursuant to Rule 14.38 of the Listing Rules, the Circular is required to be despatched to the Shareholders by 5 July 2006, i.e. within 21 days after publication of the Company's announcement dated 14 June 2006. Application was made to the Stock Exchange on 5 July 2006, 7 August 2006 and 29 September 2006, respectively, for an extension of time for the despatch of the Circular. Pursuant to the application made on 29 September 2006, the Company has respectfully asked the Stock Exchange to grant a third extension of time for the despatch of the Circular to 15 November 2006.

The Acquisition involved a substantial monetary value for the Alexandra Shareholders and the Purchaser, involving 13 fishing vessels and 4 processing plants located in different cities in Peru. The complexity in value appraisal of the assets, and in negotiating and agreeing to the adjustments to the Consideration, have required the parties to engage in continual and intense negotiations leading to four amendments to the Share Purchase Agreement dated 10 July 2006, 6 September 2006, 16 October 2006 and 24 October 2006 respectively. Further, the production of due diligence reports in early September, the preliminary completion accounts in late September and the Balance Payment Date Accounts before mid-October, and the efforts required to work out the balance Consideration payment and the sums to be placed in escrow before the date of completion of the Acquisition on 26 October 2006, consumed virtually all of the manpower and resources of the finance teams of the Alexandra Shareholders and of the Purchaser respectively. Progress has also been made more difficult because of the shortage of experienced human resources on the part of the Alexandra Shareholders to cope with the magnitude and complexity of the Acquisition.

Pursuant to the Third Amendment, Alexandra has spun off Pesquera Natalia S.A.C., details of which will be disclosed in the Circular. Further, the Alexandra Shareholders were required to prepare and to deliver the Preliminary Final Accounts to the Purchaser within eighteen (18) Business Days following the Balance Payment Date. From the execution of the Third Amendment (i.e. 16 October 2006 Peruvian Time) to the end of October 2006, the accounting and finance personnel of the Peruvian Companies were fully engaged in the spun-off activity and the preparation of the Preliminary Final Accounts. As such, there was insufficient personnel to assist the Peruvian team of the Company's reporting accountants, Deloitte Touche Tohmatsu ("**Deloitte**") to conduct the audit work. The preparation of the Preliminary Final Accounts was agreed by the parties only upon the execution of the Third Amendment on 16 October 2006. Such arrangement was not within the original structure of the Acquisition when the parties executed the Share Purchase Agreement. It was also not part of the parties' plan at the time when the Company made its third application to the Stock Exchange (i.e. 29 September 2006) for further extension of time for the delay in despatch of the Circular.

The Company has been using its best endeavours to try to meet the deadline for the despatch of the Circular (i.e. 15 November 2006) and will continue to do so. However, due to the particular circumstances of the Acquisition and the reasons mentioned above, the Company understands that it is not likely that the Circular can be despatched on or before 15 November 2006 as additional time is required by Deloitte to finalise, with the assistance of the management of the Peruvian Companies, the accountant's report of the Peruvian Companies for the 3 years ended 31 December 2005 and the six months ended 30 June 2006 (the "**Accountant's Report**"), as well as the pro forma financial information of the Enlarged Group. The Company is very mindful of the interests of the Shareholders and aware of the undesirability of the delays in the despatch of the Circular, and the Company has always been co-operative in liaising with the Stock Exchange in this regard. As completion of the Acquisition took place on 26 October 2006 and the Purchaser has employed extra officers to the Peruvian Companies for better future management and co-ordination, adequate assistance can be provided to the Deloitte Peruvian team so as to speed up their audit work. Based on such arrangement, the Company is of the view that the preparation of the Accountant's Report and the proforma financial information of the Enlarged Group by Deloitte can be completed by mid-December 2006.

The Company has applied to the Stock Exchange for a further extension of time for the despatch of the Circular. It is expected that the Circular will be despatched to the Shareholders on or before 29 December 2006.

FOURTH AMENDMENT TO THE SHARE PURCHASE AGREEMENT

On 24 October 2006 (Peruvian Time), the Purchaser, the Alexandra Shareholders, the Peruvian Companies and CFGL entered into a fourth amendment to the Share Purchase Agreement (the "**Fourth Amendment**"). The purpose of the amendment was primarily a mutual confirmation between the parties in relation to the replacement or release of various personal guarantees previously provided by the Alexandra Shareholders for the benefit of the Peruvian Companies (the "**Personal Guarantees**"). Further information in relation to the Personal Guarantees and the Fourth Amendment will be contained in the Circular.

COMPLETION

The Board is pleased to announce that the Acquisition was completed on 26 October 2006. Further information in relation to the Acquisition and the Peruvian Companies will be contained in the Circular.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 15 November 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

進一步延遲寄發有關主要交易之通函

可能收購秘魯公司目前之進展

> 茲提述有關收購秘魯公司之該等公佈。有關收購秘魯公司之通函將進一步延遲寄發予股東。現時預期通函將於二零零六年十二月二十九日或之前寄發。

延遲寄發通函

茲提述本公司日期為二零零六年六月十四日、二零零六年九月八日及二零零六年十月十八日有關收購秘魯公司之公佈（下文統稱「該等公佈」）以及本公司日期為二零零六年七月五日、二零零六年八月四日及二零零六年九月二十九日有關延遲寄發通函之公佈。本公佈所用詞彙與該等公佈所界定或採用者具有相同涵義。

根據上市規則第14.38條，通函須於二零零六年七月五日前（即本公司於二零零六年六月十四日刊發公佈後21日內）寄發予股東。本公司已分別於二零零六年七月五日、二零零六年八月七日及二零零六年九月二十九日向聯交所申請延遲寄發通函之時間。根據於二零零六年九月二十九日作出之申請，本公司已懇請聯交所批准將第三次延遲寄發通函之時間至二零零六年十一月十五日。

收購事項對Alexandra股東及買方涉及大額金錢價值，當中包括13艘漁船及4間位於秘魯不同城市之加工廠，由於替資產進行價值評估以及磋商和協定對有關代價作出調整之程序複雜，各訂約方均須進行持續緊密磋商，致使分別於二零零六年七月十日、二零零六年九月六日、二零零六年十月十六日及二零零六年十月二十四日對購股協議作出四項修訂。此外，於九月初編製盡職審查報告、於九月底編製初步末期賬目及於十月中前編製清付日期賬目，以及計算有關代價餘額及於二零零六年十月二十六日收購事項完成日期前存放於託管賬戶之金額，已經耗盡近乎Alexandra股東及買方財務團隊各自之所有人力物力，加上Alexandra股東方面缺乏可應付收購事項如此龐大金額及複雜程度之富經驗人士，故進展緩慢。

根據第三項修訂，Alexandra已分拆Pesquera Natalia S.A.C.，詳情載於通函。此外，Alexandra股東須於清付日期後十八(18)個營業日內，編制初步末期賬目並向買方交付。由簽立第三項修訂之日（即秘魯時間二零零六年十月十六日）至二零零六年十月底止，秘魯公司之會計及財務人員全力參與分拆以及編制初步末期賬目工作。因此，未有足夠人員協助本公司之申報會計師德勤•關黃陳方會計師行（「德勤」）進行核數工作。編製初步末期賬目僅於二零零六年十月十六日簽立第三項修訂後方獲訂約方同意。於訂約方簽立購股協議時，有關安排並非收購事項之原有架構。本公司第三次（即於二零零六年九月二十九日）向聯交所申請進一步延遲寄發通函時間時，有關安排亦非訂約方之計劃一部份。

本公司已竭盡全力嘗試於限期（即二零零六年十一月十五日）前寄發通函，並將繼續加緊進度。然而，由於收購事項之個別情況及上述原因，德勤需要更多時間以在秘魯公司管理層之協助下完成秘魯公司截至二零零五年十二月三十一日止三年及截至二零零六年六月三十日止六個月之會計師報告（「會計師報告」）以及經擴大集團之備考財務資料，因此本公司認為未必能夠於二零零六年十一月十五日或之前寄發通函。本公司極為重視股東之權益，並深明延遲寄發通函之不便之處，故本公司就此與聯交所聯絡方面一直表現合作。由於已在二零零六年十月二十六日完成收購事項後，加上買方已聘用更多職員加入秘魯公司，以使日後能進行更佳管理及協調工作，故已能夠向德勤之秘魯隊伍提供充足協助，加快其核數工作。基於上述安排，本公司認為德勤可於二零零六年十二月中完成編制會計師報告及經擴大集團之備考財務資料。

本公司已向聯交所申請進一步延遲寄發通函之時間，預期通函將於二零零六年十二月二十九日或之前寄發予股東。

就購股協議作出之第四項修訂

於二零零六年十月二十四日（秘魯時間），買方、Alexandra股東、秘魯公司及中漁訂立購股協議之第四項修訂（「第四項修訂」），修訂主要旨在由各訂約方互相確認取代或解除Alexandra股東早前為秘魯公司提供之多項個人擔保（「個人擔保」），有關個人擔保及第四項修訂之其他資料將載於通函內。

完成交易

董事會欣然宣佈收購事項已於二零零六年十月二十六日完成，有關收購事項及秘魯公司之其他資料將載於通函內。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年十一月十五日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭綿英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、邹琳廣先生及葉文俊先生。

* *僅供識別*

JAN - 9 2007
213
O.C. SECTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE MAJOR TRANSACTION

Reference is made to the Announcements regarding the Acquisition of the Peruvian Companies. The despatch of the Circular to the Shareholders regarding the Acquisition of the Peruvian Companies will be further postponed. It is currently expected that the Circular will be despatched on or before 15 November 2006.

Reference is made to the announcements of the Company dated 14 June 2006 and 8 September 2006 regarding the Acquisition of the Peruvian Companies (collectively referred to as the "**Announcements**") and the announcements of the Company dated 5 July 2006 and 4 August 2006 regarding the delay in despatch of the Circular. Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

Pursuant to the Listing Rules, the Circular containing further information on the Amendments to SPA and Share Purchase Agreement, including independent valuation of the Main Assets, was originally expected to be despatched to the Shareholders on or around 5 July 2006. An extension of time for despatch of the Circular to 5 August 2006 was granted by the Stock Exchange. Subsequently, a further extension of time for despatch of the Circular to 30 September 2006 was granted by the Stock Exchange.

The Company's reporting accountants, Deloitte Touche Tohmatsu ("Deloitte") are in the process of preparing their accountant's report on the Peruvian Companies and the pro forma financial information of the Enlarged Group, for inclusion in the Circular. However, as a result of the execution of the second amendment to the Share Purchase Agreement on 6 September 2006, the Alexandra Shareholders required its finance team to commence the preparation of the Completion Accounts immediately thereafter and access to the books and records, and other financial information, of the Peruvian Companies was temporarily suspended. Please refer to the Company's announcement dated 8 September 2006 for further details of the second amendment to the Share Purchase Agreement. In addition, in the course of their review Deloitte advised the Company that they will need to meet with the staff and the senior management of the Peruvian Companies for further fact finding and verification work. As further time is required for completion of the preparation of the audited accounts of the Peruvian Companies for the three years ended 31 December 2005 and for the six months ended 30 June 2006, as well as the pro forma financial information of the Enlarged Group, the Company has applied to the Stock Exchange for a further extension of time for the despatch of the Circular. It is expected that the Circular will be despatched to the Shareholders on or before 15 November 2006.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 29 September 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purposes only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

進一步延遲寄發有關主要交易之通函

茲提述有關收購秘魯公司之該等公佈。有關收購秘魯公司之通函將進一步延遲寄交股東。現時預期通函將於二零零六年十一月十五日或之前寄發。

茲提述本公司日期為二零零六年六月十四日及二零零六年九月八日有關收購秘魯公司之公佈（下文統稱「該等公佈」）以及本公司日期為二零零六年七月五日及二零零六年八月四日有關延遲寄發通函之公佈。本公佈所用詞彙與該等公佈所界定或採用者具有相同涵義。

根據上市規則，載有購股協議之修訂及購股協議進一步資料（包括主要資產之獨立估值）之通函，原預期於二零零六年七月五日或前後寄交股東。聯交所批准延遲至二零零六年八月五日寄發通函。其後，聯交所進一步批准延遲至二零零六年九月三十日寄發通函。

本公司申報會計師德勤•關黃陳方會計師行（「德勤」）現正編製秘魯公司之會計師報告以及經擴大集團之備考財務資料，以供載入通函。然而，由於在二零零六年九月六日訂立購股協議第二次修訂，Alexandra股東要求其財務隊伍於其後隨即開始編製完成賬目，而秘魯公司之賬冊和記錄以及其他財務資料已暫時停止取用。有關購股協議第二次修訂之進一步詳情，請參閱本公司日期為二零零六年九月八日之公佈。此外，德勤於審閱過程中通知本公司：德勤將需要與秘魯公司之員工及高級管理層會面，以作出進一步實況調查及核證工作。由於需要更多時間完成編製秘魯公司截至二零零五年十二月三十一日止三個年度及截至二零零六年六月三十日止六個月之經審核賬目以及經擴大集團之備考財務資料，本公司已向聯交所申請進一步延遲寄發通函之期限。預期通函將於二零零六年十一月十五日或之前寄交股東。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年九月二十九日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

...China Morning Post
TUESDAY, SEPTEMBER 19, 2006


JAN - 9 2007
WASH. D.C.
213
SECTION



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

The Board of Directors (the "Board") of Pacific Andes International Holdings Limited (the "Company" and together with its subsidiaries, the "Group") regrets to announce that Mr Ng Swee Hong ("Mr Ng"), the Founder and Executive Chairman of the Company, passed away on 16 September 2006.

Mr. Ng dedicated his life to the establishment and development of the Group. His outstanding leadership contributed significantly to the growth of the Group and his passing is a great loss for the Company. His work ethic, spirit and vision will remain the guiding principles for the Group.

Mr. Ng has created an enterprising culture and laid a solid foundation on which the Group has grown. The Directors of the Company are confident that the Company will continue to build on this foundation.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 18 September 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

公佈

太平洋恩利國際控股有限公司(「本公司」及其附屬公司，「本集團」)董事會(「董事會」)沉痛宣佈，本公司創辦人兼執行主席黃垂豐先生(「黃先生」)於二零零六年九月十六日與世長辭。

黃先生畢生致力於建立及發展本集團，他的英明領導對集團作出極大的貢獻，如今哲人其萎，實為本公司之重大損失。但是他的工作操守、理念及遠見將長遠保留作為集團處事原則。

黃先生為集團創立了企業文化及奠定了堅穩之發展基礎，本公司之董事深信本公司將可在這基礎上繼續進步。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年九月十八日

於本公佈日期，本公司執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；而本公司獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

MAJOR TRANSACTION
CURRENT STATUS OF THE POSSIBLE ACQUISITION OF THE PERUVIAN COMPANIES

Reference is made to the announcement of the Company dated 14 June 2006 regarding the Possible Acquisition of the Peruvian Companies, the announcements of the Company dated 5 July 2006 and 4 August 2006 regarding the delay in dispatching of the Circular to members of the Company (collectively referred to as the "**Announcements**"). A Circular containing further information of the Amendments to SPA and the Conditional Share Purchase Agreement dated 12 June 2006, including independent valuation of the Main Assets is expected to be dispatched to the members of the Company on or around 30 September 2006.

Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

Pursuant to the conditional Share Purchase Agreement on 12 June 2006, the Purchaser, the Alexandra Shareholders, the Peruvian Companies and CFGL subsequently entered into two amendment agreements on 10 July 2006 and 6 September 2006 (Peruvian time) respectively, to make certain minor amendments to the conditional Share Purchase Agreement (collectively referred to as the "**Amendments to SPA**").

The Board is pleased to announce that the Purchaser has conducted due diligence review including the legal and accounting situations of the Peruvian Companies and the operational conditions of the Main Assets. Taking into consideration that the amount of Contingencies identified from the due diligence review is less than US$2,500,000 (approximately HK$19,500,000), the Purchaser agreed to waive all the identified Contingencies pursuant to the terms and conditions of conditional Share Purchase Agreement.

Pursuant to the Amendments to SPA, the Purchaser has, based on the results of the due diligence review, agreed to continue with the Acquisition. The Purchaser is deemed to have issued a notice of continuation to the Alexandra Shareholders as an indication of its intention to proceed with the Acquisition. The Alexandra Shareholders are also deemed to have delivered to the Purchaser a notice of confirmation, as a result of which, starting from 31 August 2006, the Alexandra Shareholders shall commence preparation of the Completion Accounts for the transaction.

The Purchaser shall pay to the Alexandra Shareholders a sum of US$12 million (approximately HK$93.6 million) being further installments of the Consideration within 6 Business Days from 6 September 2006 (Peruvian time). The Purchaser will further pay on the Balance Payment Date a sum of about US$87 million (approximately HK$678.6 million) for the Acquisition, subject to the Adjustments to Consideration as briefly set out in the announcement of the Company dated 14 June 2006 and further fulfillment of other terms and conditions of the conditional Shares Purchase Agreement. CFGL and the Purchaser intend to finance the possible Acquisition by borrowings.

A Circular containing further information on the Amendments to SPA and the conditional Share Purchase Agreement dated 12 June 2006, including independent valuation of the Main Assets is expected to be dispatched to the members of the Company on or around 30 September 2006.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 8 September 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yer Mar Chun, Ken.

* [illegible]

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

主要交易
可能收購秘魯公司
目前之進展

茲提述本公司就可能收購秘魯公司所刊發日期為二零零六年六月十四日之公佈以及本公司就押後向本公司股東寄發通函所刊發日期為二零零六年七月五日及二零零六年八月四日之公佈(統稱「該等公佈」)。預期載有購股協議之修訂及日期為二零零六年六月十二日之有條件購股協議進一步詳情(包括主要資產之獨立估值)之通函，將於二零零六年九月三十日或前後送交本公司股東。

本公佈所用詞彙與該等公佈所界定或採用者具有相同涵義。

根據於二零零六年六月十二日訂立之有條件購股協議，買方、Alexandra股東、秘魯公司及中漁其後分別於秘魯時間二零零六年七月十日及二零零六年九月六日訂立兩項修訂協議，就有條件購股協議作出若干輕微修訂(統稱「購股協議之修訂」)。

董事會欣然宣佈，買方已進行盡職審查，當中包括秘魯公司之法律及會計狀況以及主要資產之營運狀況。考慮到自盡職審查所識別或有項目之金額少於2,500,000美元(約19,500,000港元)，買方同意根據有條件購股協議之條款及條件，悉數放棄所識別或有項目。

根據購股協議之修訂，基於盡職審查之結果，買方已同意繼續進行收購。買方被視作已向Alexandra股東發出繼續通知，以表明其進行收購之意向。Alexandra股東亦被視作已向買方發出確認通知，因此，自二零零六年八月三十一日起，Alexandra股東將開始就交易編製完成賬目。

買方將於秘魯時間二零零六年九月六日起計六個營業日內，向Alexandra股東支付合共12,000,000美元(約93,600,000港元)，作為代價之進一步分期付款。買方將就收購於清付日期進一步支付合共約87,000,000美元(約678,600,000港元)，惟如本公司日期為二零零六年六月十四日之公佈所簡述，代價可予調整，並須受有條件購股協議其他條款及條件進一步達成所規限。中漁及買方擬透過借貸撥付可能進行之收購所需。

預期載有購股協議之修訂及日期為二零零六年六月十二日之有條件購股協議進一步詳情(包括主要資產之獨立估值)之通函，將於二零零六年九月三十日或前後送交本公司股東。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年九月八日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

VOTING RESULTS AT ANNUAL GENERAL MEETING HELD ON 7TH SEPTEMBER 2006

The board is pleased to announce that at the Annual General Meeting ("AGM") of Pacific Andes International Holdings Limited ("Company") held on 7th September 2006, all the resolutions proposed were duly passed.

Reference is made to the Company's circular dated 15th August 2006 (the "AGM Circular"). Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Circular.

The Board is pleased to announce that at the AGM held on 7th September 2006, all the resolutions set out in the notice of AGM were duly passed by the shareholders of the Company by show of hands.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 7th September 2006

As of the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：1174）

二零零六年九月七日舉行之股東週年大會表決結果

董事會欣然宣布，於太平洋恩利國際控股有限公司（「本公司」）二零零六年九月七日舉行之股東週年大會上提呈之所有決議案已獲正式通過。

茲提述本公司日期為二零零六年八月十五日之通函（「股東週年大會通函」）。除另有界定外，本公布所用詞彙與股東週年大會通函所界定者具相同涵義。

董事會欣然宣布，於二零零六年九月七日舉行之股東週年大會上，股東週年大會通告所載所有決議案已獲本公司股東以舉手表決方式正式通過。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年九月七日

於本公布日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*